FILE NO. 82-34745


SEC MAIL
PROCESSING
RECEIVED
AUG 0 8 2006
WASH, D.C.
199
SECTION

ATCO
GROUP


06015941

SUPPL

ATCO LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

PROCESSED
AUG 1 4 2006
THOMSON
FINANCIAL

For complete document, please see the SEDAR filing books

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

		Three Months Ended June 30		Six Months Ended June 30	
	Note	**2006**	2005	**2006**	2005
		(Unaudited)		*(Unaudited)*	
Revenues		**$ 655.4**	$ 630.5	**$1,388.1**	$1,445.1
Costs and expenses					
Natural gas supply		**9.9**	5.2	**13.9**	134.4
Purchased power		**10.6**	10.3	**23.6**	22.8
Operation and maintenance		**297.1**	311.2	**593.8**	·599.1
Selling and administrative		**51.9**	53.7	**104.2**	102.8
Depreciation and amortization		**98.5**	80.8	**192.6**	168.4
Interest	5	**49.6**	41.3	**91.4**	83.1
Interest on non-recourse long term debt		**14.3**	15.6	**29.1**	31.4
Dividends on preferred shares		**2.1**	2.1	**4.3**	4.3
Franchise fees		**27.7**	29.3	**89.6**	81.9
		561.7	549.5	**1,142.5**	1,228.2
		93.7	81.0	**245.6**	216.9
Gain on sale of property	2	**-**	-	**14.3**	-
Interest and other income		**15.3**	11.9	**25.6**	20.5
Earnings before income taxes and non-controlling interests		**109.0**	92.9	**285.5**	237.4
Income taxes	5	**22.6**	31.7	**85.1**	86.0
		86.4	61.2	**200.4**	151.4
Non-controlling interests		**42.8**	33.1	**93.8**	80.7
Earnings attributable to Class I and Class II shares	2	**43.6**	28.1	**106.6**	70.7
Retained earnings at beginning of period		**1,246.4**	1,132.2	**1,196.6**	1,101.0
		1,290.0	1,160.3	**1,303.2**	1,171.7
Dividends on Class I and Class II shares		**12.3**	11.4	**24.6**	22.8
Purchase of Class I shares		**16.1**	2.5	**17.0**	2.5
Retained earnings at end of period		**$1,261.6**	$1,146.4	**$1,261.6**	$1,146.4
Earnings per Class I and Class II share	7	**$ 0.73**	$ 0.47	**$ 1.78**	$ 1.18
Diluted earnings per Class I and Class II share	7	**$ 0.72**	$ 0.47	**$ 1.76**	$ 1.17
Dividends paid per Class I and Class II share	7	**$ 0.205**	$ 0.19	**$ 0.41**	$ 0.38

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	June 30 2006	June 30 2005	December 31 2005
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments	4	**$ 993.1**	$ 815.0	$ 894.4
Accounts receivable		**316.8**	356.4	432.7
Inventories		**107.0**	94.7	109.8
Income taxes recoverable		**-**	2.2	-
Future income taxes		**0.3**	0.1	-
Regulatory assets		**14.8**	10.1	19.1
Prepaid expenses		**28.1**	21.5	24.7
		1,460.1	1,300.0	1,480.7
Property, plant and equipment		**5,657.1**	5,451.3	5,601.4
Goodwill		**71.2**	71.2	71.2
Regulatory assets		**29.2**	33.3	35.0
Other assets		**245.9**	273.3	273.1
		$7,463.5	$7,129.1	$7,461.4
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 13.1**	$ 28.0	$ 23.3
Accounts payable and accrued liabilities		**356.8**	315.5	422.6
Income taxes payable	5	**57.4**	-	29.6
Future income taxes		**-**	-	4.1
Regulatory liabilities		**4.5**	1.3	6.4
Long term debt due within one year		**1.7**	4.0	0.6
Non-recourse long term debt due within one year		**59.4**	59.1	64.1
		492.9	407.9	550.7
Future income taxes	5	**187.6**	221.5	217.0
Regulatory liabilities		**160.7**	159.8	161.9
Deferred credits	4	**256.9**	226.2	260.3
Long term debt		**2,306.2**	2,124.9	2,273.5
Non-recourse long term debt		**777.5**	858.9	804.3
Preferred shares		**150.0**	150.0	150.0
Non-controlling interests		**1,735.3**	1,688.7	1,712.6
Class I and Class II share owners' equity				
Class I and Class II shares	7	**149.4**	147.6	148.3
Contributed surplus		**1.4**	0.8	1.1
Retained earnings		**1,261.6**	1,146.4	1,196.6
Foreign currency translation adjustment		**(16.0)**	(3.6)	(14.9)
		1,396.4	1,291.2	1,331.1
		$7,463.5	$7,129.1	$7,461.4

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended June 30		Six Months Ended June 30	
		2006	2005	**2006**	2005
		(Unaudited)		*(Unaudited)*	
Operating activities					
Earnings attributable to Class I and Class II shares		**$ 43.6**	$ 28.1	**$ 106.6**	$ 70.7
Adjustments for:					
Depreciation and amortization		**98.5**	80.8	**192.6**	168.4
Future income taxes		**(21.3)**	0.4	**(15.8)**	3.5
Non-controlling interests		**42.8**	33.1	**93.8**	80.7
Gain on sale of property - net of income taxes	2	**-**	-	**(11.7)**	-
Deferred availability incentives		**(3.8)**	(4.9)	**8.6**	1.2
TXU Europe settlement - net of income taxes	4	**(5.3)**	(18.0)	**5.3**	39.1
Other		**3.1**	5.4	**8.6**	8.3
Cash flow from operations		**157.6**	124.9	**388.0**	371.9
Changes in non-cash working capital		**18.6**	(43.2)	**56.9**	83.6
		176.2	81.7	**444.9**	455.5
Investing activities					
Purchase of property, plant and equipment		**(141.8)**	(138.9)	**(264.0)**	(243.4)
Proceeds on transfer of retail energy supply business -net of income taxes		**-**	43.4	**-**	43.4
Proceeds on sale of property - net of income taxes	2	**-**	-	**15.1**	-
Proceeds on disposal of property, plant and equipment		**0.2**	0.4	**2.3**	1.5
Contributions by utility customers for extensions to plant		**15.1**	11.9	**40.8**	21.3
Non-current deferred electricity costs		**10.1**	(2.0)	**15.4**	(8.3)
Changes in non-cash working capital		**13.0**	(2.7)	**(6.9)**	(30.1)
Income tax reassessment	5	**(17.0)**	-	**(17.0)**	-
Other		**(1.7)**	(3.3)	**(2.7)**	(3.7)
		(122.1)	(91.2)	**(217.0)**	(219.3)
Financing activities					
Issue of long term debt		**-**	0.2	**38.1**	44.8
Repayment of long term debt		**(3.1)**	(132.1)	**(3.7)**	(137.4)
Repayment of non-recourse long term debt		**(13.2)**	(9.0)	**(34.4)**	(28.9)
Net issue (purchase) of Class A shares by subsidiary		**(27.6)**	(0.6)	**(27.7)**	0.8
Net issue (purchase) of Class I shares		**(16.3)**	(0.5)	**(16.0)**	0.8
Dividends paid to Class I and Class II share owners		**(12.3)**	(11.4)	**(24.6)**	(22.8)
Dividends paid to non-controlling interests		**(26.4)**	(25.7)	**(52.8)**	(51.5)
Changes in non-cash working capital		**(0.4)**	0.2	**0.4**	1.4
Other		**(0.7)**	(0.4)	**(0.9)**	(0.8)
		(100.0)	(179.3)	**(121.6)**	(193.6)
Foreign currency translation		**1.8**	(4.0)	**2.6**	(5.3)
Cash position [1]					
Increase (decrease)		**(44.1)**	(192.8)	**108.9**	37.3
Beginning of period		**1,024.1**	979.8	**871.1**	749.7
End of period		**$ 980.0**	$ 787.0	**$ 980.0**	$ 787.0

[1] Cash position consists of cash and short term investments less current bank indebtedness, and includes $168.4 million (2005 - $125.2 million) which is only available for use in joint ventures (see Note 4).

ATCO LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2006
(Unaudited, Tabular amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2005 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2005.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and six months ended June 30, 2006 and June 30, 2005 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

2. Gain on sale of property

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta. Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the six months ended June 30, 2006 by $11.7 million.

3. Regulatory matters

On March 17, 2006, ATCO Electric received a decision on its general tariff application for 2005 and 2006 which was filed with the Alberta Energy and Utilities Board ("AEUB") in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006. In July and September 2005, the AEUB had approved interim refundable rates for distribution and transmission operations, respectively; revenues associated with these interim refundable rates were recorded in 2005. The impact of the decision for 2005 reduced earnings by $1.3 million and was recorded in the first quarter of 2006. The impact of the decision for the full year 2006, as compared to the decision for the full year 2005, will further reduce earnings by $1.6 million. The decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005 and is 8.93% in 2006.

On January 27, 2006, ATCO Gas received a decision on its general rate application which was filed with the AEUB in May 2005 for the 2005, 2006 and 2007 test years. The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007. The final impact of the decision will not be known until two subsequent regulatory processes are finalized. The decision also approved the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005, is 8.93% in 2006, and is yet to be determined for 2007.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

4. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim.

4. TXU Europe settlement (continued)

On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million. Income taxes of approximately $17.7 million relating to this distribution have been paid. A second distribution of £32.2 million (approximately $69.6 million) was received on August 2, 2005, of which the Corporation's share was $17.7 million, and a third distribution of £31.8 million (approximately $65.2 million) was received on January 19, 2006, of which the Corporation's share was $16.6 million. Income taxes of approximately $10.3 million relating to the second and third distributions will be paid as part of the Corporation's normal tax installments. A final distribution is expected in the third quarter of 2006.

Based on the foreign currency exchange rate in effect on March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004 to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon foreign currency exchange rates in effect at the time that the earnings are recognized.

5. H.R. Milner income tax reassessment

The Canada Revenue Agency ("CRA") has stated it will reassess Alberta Power (2000)'s 2001 taxation year. The CRA will treat the proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. The impact of the reassessment is an $8.0 million increase in interest and income tax expense, a $4.2 million decrease in earnings after non-controlling interests and a $28.8 million payment associated with the tax and interest assessed. It is expected that $20.8 million of this cash payment will be recovered by reducing income taxes payable through higher capital cost allowance claims, of which $3.8 million is expected to be recovered in the current year and $17.0 million will be recovered in future years. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $4.2 million in the second quarter of 2006. The Corporation paid the $28.8 million to CRA in the third quarter of 2006.

6. Employee future benefits

In the three months ended June 30, 2006, net expense of $4.5 million (2005 – $2.3 million) was recognized for pension benefit plans and net expense of $1.3 million (2005 – $1.3 million) was recognized for other post employment benefit plans.

In the six months ended June 30, 2006, net expense of $10.0 million (2005 – $4.8 million) was recognized for pension benefit plans and net expense of $2.6 million (2005 – $2.5 million) was recognized for other post employment benefit plans.

7. Class I and Class II shares

In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class I Non-Voting and Class II Voting shares. The share split took the form of a stock dividend whereby share owners received one additional Class I Non-Voting share for each Class I Non-Voting share held as of the record date and one additional Class II Voting share for each Class II Voting share held as of the record date. The stock dividend was paid on September 15, 2005 to share owners of record at the close of business on August 29, 2005. All share, stock option and per share amounts have been retroactively restated to reflect this share split.

There were 52,639,946 (2005 – 53,016,620) Class I Non-Voting shares and 6,960,018 (2005 – 6,952,344) Class II Voting shares outstanding on June 30, 2006. In addition, there were 1,592,900 options to purchase Class I Non-Voting shares outstanding at June 30, 2006 under the Corporation's stock option plan. From July 1, 2006, to July 21, 2006, no stock options were granted, cancelled or exercised and 156,000 Class I Non-Voting shares have been purchased under the Corporation's normal course issuer bid.

7. Class I and Class II shares (continued)

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
Weighted average shares outstanding	**59,940,555**	59,942,224	**59,968,766**	59,910,140
Effect of dilutive stock options	**671,312**	769,886	**691,087**	726,878
Weighted average diluted shares outstanding	**60,611,867**	60,712,110	**60,659,853**	60,637,018

8. Segmented information

Segmented results – Three months ended June 30

2006 2005 *(Unaudited)*	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$240.1**	**$192.0**	**$142.1**	**$80.2**	**$ 1.0**	**$ -**	**$655.4**
	$230.5	$194.7	$137.1	$67.1	$ 1.1	$ -	$630.5
Revenues – intersegment	**6.2**	**-**	**31.1**	**-**	**3.1**	**(40.4)**	**-**
	5.9	-	27.6	-	3.1	(36.6)	-
Revenues	**$246.3**	**$192.0**	**$173.2**	**$80.2**	**$ 4.1**	**$(40.4)**	**$655.4**
	$236.4	$194.7	$164.7	$67.1	$ 4.2	$(36.6)	$630.5
Earnings attributable to Class I and Class II shares	**$ 9.3**	**$ 15.7**	**$ 14.8**	**$ 6.0**	**$(1.0)**	**$ (1.2)**	**$ 43.6**
	$ 8.1	$ 11.5	$ 9.2	$ 3.1	$(3.8)	$ -	$ 28.1

Segmented results – Six months ended June 30

2006 2005 *(Unaudited)*	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$ 562.8**	**$ 392.4**	**$269.2**	**$161.7**	**$ 2.0**	**$ -**	**$1,388.1**
	$ 658.6	$ 391.4	$267.7	$125.3	$ 2.1	$ -	$1,445.1
Revenues – intersegment	**12.2**	**-**	**58.1**	**-**	**6.4**	**(76.7)**	**-**
	10.0	-	53.4	-	6.2	(69.6)	-
Revenues	**$ 575.0**	**$ 392.4**	**$327.3**	**$161.7**	**$ 8.4**	**$ (76.7)**	**$1,388.1**
	$ 668.6	$ 391.4	$321.1	$125.3	$ 8.3	$ (69.6)	$1,445.1
Earnings attributable to Class I and Class II shares	**$ 30.2**	**$ 30.0**	**$ 26.7**	**$ 11.8**	**$ 10.4**	**$ (2.5)**	**$ 106.6**
	$ 31.1	$ 23.4	$ 18.2	$ 7.3	$ (9.2)	$ (0.1)	$ 70.7
Total assets	**$3,566.5**	**$2,419.7**	**$287.9**	**$260.5**	**$805.8**	**$123.1**	**$7,463.5**
	$3,329.4	$2,464.3	$280.5	$234.6	$630.7	$189.6	$7,129.1
Allocation of goodwill	**$ 46.5**	**$ 23.1**	**$ 1.6**	**$ -**	**$ -**	**$ -**	**$ 71.2**
	$ 46.5	$ 23.1	$ 1.6	$ -	$ -	$ -	$ 71.2

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

FILE NO. 82-34745


SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2006
WASH., D.C.
199
SECTION

ATCO

GROUP

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

For complete document, please see the SEDAR filing books

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited interim consolidated financial statements for the six months ended June 30, 2006, and the audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2005 ("2005 MD&A"). Information contained in the 2005 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The equity securities of the Corporation consist of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 40.2% of the Class A non-voting shares and 74.2% of the Class B common shares, for an aggregate ownership of 52.1%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its unaudited consolidated financial statements and its MD&A for the six months ended June 30, 2006. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, potential sale of assets, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials segment market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions (including commercial real estate transactions) are accounted for as Corporate and Other (refer to Note 8 to the unaudited interim consolidated financial statements for the six months ended June 30, 2006). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

STRATEGIC ALTERNATIVES FOR MIDSTREAM ASSETS

The Corporation has determined to undertake an examination of strategic alternatives available for its gas gathering and processing and natural gas liquids midstream business ("Midstream Assets"), with the objectives of facilitating future growth opportunities and enhancing shareholder value. The Board of Directors and management of the Corporation intend to identify, examine and consider the alternatives available to the Corporation for its Midstream Assets, which include, but are not limited to, a reorganization into a business trust or newly created company, a sale to a third party or the continued operation under the current corporate structure. The Corporation has retained accounting, legal, financial and tax advisers to assist it in identifying and assessing alternatives. The Board of Directors of the Corporation has not made a decision on any particular alternative and there can be no assurance that the Board of Directors will determine to pursue any particular transaction.

SALE OF PROPERTY

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta ("Sale of Property"). Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the six months ended June 30, 2006 by $11.7 million.

TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") for breach of its contract to purchase 27.5% of the power produced by the 1,000 megawatt Barking generating plant, in which the Corporation owns a 25.5% equity interest. In 2005, the Corporation received $83.1 million as its share of the partial settlement of the claim for damages related to TXU

Europe's breach of this contract. An additional payment of $16.6 million was received on January 19, 2006 and a final installment of approximately $1.6 million is expected in the third quarter of 2006. The settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, based on foreign currency exchange rates in effect on March 30, 2005, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004, to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon the foreign currency exchange rates in effect at the time the earnings are recognized. For a description of the settlement, refer to Note 4 to the unaudited interim consolidated financial statements for the six months ended June 30, 2006.

H.R. MILNER INCOME TAX REASSESSMENT

The Canada Revenue Agency ("CRA") has stated it will reassess Alberta Power (2000)'s 2001 taxation year. The CRA will treat the proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. The impact of the reassessment is an $8.0 million increase in interest and income tax expense, a $4.2 million decrease in earnings after non-controlling interests and a $28.8 million payment associated with the tax and interest assessed. It is expected that $20.8 million of this cash payment will be recovered by reducing income taxes payable through higher capital cost allowance claims, of which $3.8 million is expected to be recovered in the current year and $17.0 million will be recovered in future years. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $4.2 million in the second quarter of 2006. The Corporation paid the $28.8 million to CRA in the third quarter of 2006.

RECENT CHANGES IN INCOME TAXES AND RATES

Federal and provincial governments have recently announced a number of changes to income taxes and rates. As these changes are considered to have been substantively enacted, the Corporation has made an adjustment to income taxes amounting to $14.9 million in the second quarter of 2006, most of which relates to future income taxes. The adjustment increased 2006 earnings by $9.3 million after non-controlling interests, of which $1.0 million relates to the Utilities Business Group, $5.0 million to the Power Generation Business Group, $1.2 million to the Global Enterprises Business Group, $2.4 million to the Industrials segment, and $(0.3) million to Corporate and Other.

SELECTED QUARTERLY INFORMATION

	For the Three Months Ended			
($ Millions except per share data)	**Mar. 31**	**Jun. 30**	**Sep. 30**	**Dec. 31**
		(unaudited)		
2006				
Revenues (1) (4)	732.7	655.4	.....	.....
Earnings attributable to Class I and Class II shares (2) (3) (4)	63.0	43.6	.....	.....
Earnings per Class I and Class II share (2) (3) (4)	1.05	0.73	.....	.....
Diluted earnings per Class I and Class II share (2) (3) (4)	1.04	0.72	.....	.....
2005				
Revenues (4)	814.6	630.5	626.0	788.5
Earnings attributable to Class I and Class II shares (3) (4)	42.6	28.1	26.1	52.2
Earnings per Class I and Class II share (3) (4)	0.71	0.47	0.44	0.87
Diluted earnings per Class I and Class II share (3) (4)	0.70	0.47	0.43	0.86
2004				
Revenues (4)	.....	.....	597.1	716.3
Earnings attributable to Class I and Class II shares (3) (4)	.....	.....	24.7	41.7
Earnings per Class I and Class II share (3) (4)	.....	.....	0.42	0.70
Diluted earnings per Class I and Class II share (3) (4)	.....	.....	0.41	0.70

Notes:

(1) Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board directives.

(2) Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the three months ended March 31, 2006 (refer to Sale of Property section).

(3) There were no discontinued operations or extraordinary items during these periods.

(4) Due to the seasonal nature of the Corporation's operations, revenues and earnings for any quarter are not necessarily indicative of operations on an annual basis.

(5) The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** and **earnings** over the eight most recently completed quarters necessary to understand general trends that have developed and the seasonality of the businesses disclosed in the 2005 MD&A remain substantially unchanged, except for the Sale of Property, the H.R. Milner Income Tax Reassessment, and Recent Changes in Income Taxes and Rates.

Consolidated Operations

Revenues, earnings attributable to Class I and Class II shares, and earnings and diluted earnings per share were as follows:

	For the Three Months Ended June 30		**For the Six Months Ended June 30**	
($ Millions, except per share data)	**2006**	2005	**2006**	2005
		(unaudited)		
Revenues (1) (4)	**655.4**	630.5	**1,388.1**	1,445.1
Earnings attributable to Class I and Class II shares (2) (3) (4)	**43.6**	28.1	**106.6**	70.7
Earnings per Class I share and Class II share (2) (3) (4)	**0.73**	0.47	**1.78**	1.18
Diluted earnings per Class I share and Class II share (2) (3) (4)	**0.72**	0.47	**1.76**	1.17

Notes:

(1) Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board directives.

(2) Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the six months ended June 30, 2006 (refer to Sale of Property section).

(3) There were no discontinued operations or extraordinary items during these periods.

(4) Due to the seasonal nature of the Corporation's operations, revenues and earnings for any quarter are not necessarily indicative of operations on an annual basis.

(5) The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

Revenues for the three months ended June 30, 2006, increased by $24.9 million to $655.4 million, primarily due to:

- increased business activity in ATCO Structures' operations;
- customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the second quarter of 2006 was positive as ATCO Electric and ATCO Gas had lower customer rates during the second quarter of 2005; and
- higher storage revenues due to the timing and demand of storage capacity sold and higher prices for natural gas liquids received by ATCO Midstream.

This increase was partially offset by:

- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006; and
- Alberta Energy and Utilities Board ("AEUB") decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric in 2005 (refer to Regulatory Matters - ATCO Electric section).

Revenues for the six months ended June 30, 2006, decreased by $57.0 million to $1,388.1 million, primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives;
- lower business activity in ATCO Frontec;
- lower U.K. and Australia exchange rates on conversion of revenues to Canadian dollars; and
- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations;
- customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first six months of 2006 was positive as ATCO Electric and ATCO Gas had lower customer rates during the first six months of 2005; and
- higher storage revenues due to higher capacity leased, the timing and demand of storage capacity and higher prices for natural gas liquids received by ATCO Midstream.

Earnings attributable to Class I and Class II shares for the three months ended June 30, 2006, increased by $15.5 million ($0.26 per share) to $43.6 million ($0.73 per share), primarily due to:

- increased business activity in ATCO Structures' operations;
- $9.3 million adjustment to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section);
- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since March 31, 2006;
- higher storage earnings due to the timing and demand of storage capacity sold and higher margins for natural gas liquids received by ATCO Midstream; and
- higher customer rates for ATCO Gas and ATCO Electric in the second quarter of 2006. While the ATCO Electric GTA Decision (refer to Regulatory Matters - ATCO Electric section) was expected to decrease 2006 earnings, the impact of the ATCO Electric GTA Decision on the second quarter of 2006 was positive as ATCO Electric had lower customer rates during the second quarter of 2005.

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section); and
- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters - ATCO Electric section).

Earnings attributable to Class I and Class II shares for the six months ended June 30, 2006, **including** the $11.7 million after tax gain on the Sale of Property, increased by $35.9 million ($0.60 per share) to $106.6 million ($1.78 per share).

Earnings attributable to Class I and Class II shares for the six months ended June 30, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property, increased by $24.2 million ($0.40 per share) to $94.9 million ($1.58 per share), primarily due to:

- increased business activity in ATCO Structures' operations;
- $9.3 million adjustment to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section);
- higher storage earnings due to higher capacity leased, the timing and demand of storage capacity sold and higher margins for natural gas liquids received by ATCO Midstream; and

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005.

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section); and
- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters - ATCO Electric section).

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended June 30, 2006, decreased by $12.5 million to $397.2 million, primarily due to:

- lower costs for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:

- increased business activity in ATCO Structures.

Operating expenses for the six months ended June 30, 2006, decreased by $115.9 million to $825.1 million, primarily due to:

- reduced natural gas supply costs in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

This decrease was partially offset by:

- increased business activity in ATCO Structures.

Depreciation and amortization expenses for the three and six months ended June 30, 2006, increased by $17.7 million to $98.5 million and by $24.2 million to $192.6 million , respectively, primarily due to:

- capital additions in 2006 and 2005; and
- one-time amortization charge of certain deferred items approved by the AEUB in the ATCO Gas GRA Decision recorded in the second quarter of 2006.

Interest expense for the three and six months ended June 30, 2006, increased by $7.0 million to $63.9 million, and by $6.0 million to $120.5 million, respectively, primarily due to:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

This increase was partially offset by:

- repayment of non-recourse financings in 2006 and 2005.

Interest and other income for the three and six months ended June 30, 2006, increased by $3.4 million to $15.3 million, and by $5.1 million to $25.6 million, respectively, primarily due to:

- higher short term interest rates on larger cash balances.

Income taxes for the three months ended June 30, 2006, decreased by $9.1 million to $22.6 million, primarily due to:

- adjustment to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section).

This decrease was partially offset by:

- higher earnings.

Income taxes for the six months ended June 30, 2006, **including** the $2.6 million in income taxes resulting from the Sale of Property, decreased by $0.9 million to $85.1 million.

Income taxes for the six months ended June 30, 2006, **excluding** the $2.6 million in income taxes resulting from the Sale of Property, decreased by $3.5 million to $82.5 million, primarily due to:

- adjustment to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section).

This decrease was partially offset by:

- higher earnings.

The **interests of non-controlling share owners** for the three and six months ended June 30, 2006, increased by $9.7 million to $42.8 million, and by $13.1 million to $93.8 million, respectively, primarily due to:

- higher earnings in Canadian Utilities.

Segmented Information

Segmented revenues for the three and six months ended June 30, 2006, were as follows:

($ Millions)	For the Three Months Ended June 30		For the Six Months Ended June 30	
	2006	2005	**2006**	2005
		(unaudited)		
Utilities (1)	**246.3**	236.4	**575.0**	668.6
Power Generation (2)	**192.0**	194.7	**392.4**	391.4
Global Enterprises (2)	**173.2**	164.7	**327.3**	321.1
Industrials	**80.2**	67.1	**161.7**	125.3
Corporate and Other	**4.1**	4.2	**8.4**	8.3
Intersegment eliminations	**(40.4)**	(36.6)	**(76.7)**	(69.6)
Total	**655.4**	630.5	**1,388.1**	1,445.1

Notes:

(1) Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

(2) In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

Segmented earnings attributable to Class I and Class II shares for the three and six months ended June 30, 2006, were as follows:

($ Millions)	For the Three Months Ended June 30		For the Six Months Ended June 30	
	2006	2005	**2006**	2005
		(unaudited)		
Utilities	**9.3**	8.1	**30.2**	31.1
Power Generation (1)	**15.7**	11.5	**30.0**	23.4
Global Enterprises (1)	**14.8**	9.2	**26.7**	18.2
Industrials	**6.0**	3.1	**11.8**	7.3
Corporate and Other (2)	**(1.0)**	(3.8)	**10.4**	(9.2)
Intersegment eliminations	**(1.2)**	-	**(2.5)**	(0.1)
Total	**43.6**	28.1	**106.6**	70.7

Notes:

(1) In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

(2) Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the six months ended June 30, 2006 (refer to Sale of Property section).

Utilities

Revenues from the Utilities Business Group for the three months ended June 30, 2006, increased by $9.9 million to $246.3 million, primarily due to:

- customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the second quarter of 2006 was positive as ATCO Electric and ATCO Gas had lower customer rates during the second quarter of 2005.

This increase was partially offset by:

- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006;
- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric in 2005 (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

Temperatures in ATCO Gas for the three months ended June 30, 2006, were 25.7% warmer than normal, compared to 12.4% warmer than normal for the corresponding period in 2005.

Revenues for the six months ended June 30, 2006, decreased by $93.6 million to $575.0 million, primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives;
- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006;
- warmer temperatures in ATCO Gas; and
- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric in 2005 (refer to Regulatory Matters - ATCO Electric section).

This decrease was partially offset by:

- customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first six months of 2006 was positive as ATCO Electric and ATCO Gas had lower customer rates during the first six months of 2005;
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities; and
- customer growth in ATCO Gas.

Temperatures in ATCO Gas for the six months ended June 30, 2006, were 10.7% warmer than normal, compared to 6.1% warmer than normal for the corresponding period in 2005.

Earnings for the three months ended June 30, 2006, increased by $1.2 million to $9.3 million, primarily due to:

- higher customer rates for ATCO Gas and ATCO Electric in the second quarter of 2006. While the ATCO Electric GTA Decision (refer to Regulatory Matters - ATCO Electric section) was expected to decrease 2006 earnings, the impact of the ATCO Electric GTA Decision on the second quarter of 2006 was positive as ATCO Electric had lower customer rates during the second quarter of 2005.

This increase was partially offset by:

- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

Earnings for the six months ended June 30, 2006, decreased by $0.9 million to $30.2 million, primarily due to:

- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- higher customer rates for ATCO Gas and ATCO Electric in the first six months of 2006. While the ATCO Electric GTA Decision (refer to Regulatory Matters - ATCO Electric section) was expected to decrease 2006 earnings, the impact of the ATCO Electric GTA Decision on the first six months of 2006 was positive as ATCO Electric had lower customer rates during the first six months of 2005; and
- customer growth in ATCO Gas.

Power Generation

Revenues from the Power Generation Business Group for the three and six months ended June 30, 2006, were substantially unchanged.

Earnings for the three months ended June 30, 2006, increased by $4.2 million to $15.7 million, primarily due to:

- $5.0 million adjustment to reflect recent tax changes for ATCO Power and ATCO Resources (refer to Recent Changes in Income Taxes and Rates section); and
- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales in the Alberta market.

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

Alberta Power Pool electricity prices for the three months ended June 30, 2006, averaged $53.61 per megawatt hour, compared to average prices of $51.46 per megawatt hour for the corresponding period in 2005. Natural gas prices for the three months ended June 30, 2006, averaged $5.68 per gigajoule, compared to average prices of $6.97 per gigajoule for the corresponding period in 2005. The consequence of these electricity and natural gas prices was an average spark spread of $10.99 per megawatt hour for the three months ended June 30, 2006, compared to ($0.82) per megawatt hour for the corresponding period in 2005.

Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas. These spark spreads are based on an approximate industry heat rate of 7.5 gigajoules per megawatt hour.

Changes in spark spread affect the results of approximately 476 megawatts of plant capacity owned in Alberta by ATCO Power, ATCO Resources and Alberta Power (2000) out of a total worldwide owned capacity of approximately 2,695 megawatts.

On May 8, 2006, EPCOR Utilities Inc. announced the sale of its interest in the Power Purchase Arrangement ("PPA") for Alberta Power (2000)'s Battle River generating plant to Enmax Corporation. The sale is not expected to have a material impact on the Corporation's operations or earnings.

Earnings for the six months ended June 30, 2006, increased by $6.6 million to $30.0 million, primarily due to:

- $5.0 million adjustment to reflect recent tax changes for ATCO Power and ATCO Resources (refer to Recent Changes in Income Taxes and Rates section);
- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales in the Alberta market;
- improved merchant performance in ATCO Power's U.K. operations; and
- higher earnings at ATCO Power's and ATCO Resources' Joffre generating plant due to the addition of a boiler in October 2005 which allows the plant to generate electricity only when it is economical to do so while still meeting the plant's requirement to supply steam at all times.

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section); and
- lower PPA tariffs due to declining rate bases at Alberta Power (2000)'s Battle River and Sheerness generating plants and a decline in the return on common equity rate (2006 – 8.75%, 2005 – 9.49%) that is based on long term Government of Canada bond yields plus 4.5%.

Alberta Power Pool electricity prices for the six months ended June 30, 2006, averaged $55.23 per megawatt hour, compared to average prices of $48.73 per megawatt hour for the corresponding period in 2005. Natural gas prices for the six months ended June 30, 2006, averaged $6.41 per gigajoule, compared to average prices of $6.76 per gigajoule for the corresponding period in 2005. The consequence of these electricity and natural gas prices was an average spark spread of $7.17 per megawatt hour for the six months ended June 30, 2006, compared to ($1.94) per megawatt hour for the corresponding period in 2005.

During the three months ended June 30, 2006, Alberta Power (2000)'s **deferred availability incentive** account decreased by $3.7 million to $68.4 million. The decrease was due to lower availability incentives received due mainly to a planned outage at the Sheerness Plant. During the three months ended June 30, 2006, the amortization of deferred availability incentives, recorded in revenues, increased by $0.6 million to $2.6 million as compared to the same period in 2005.

During the six months ended June 30, 2006, Alberta Power (2000)'s **deferred availability incentive** account increased by $8.7 million to $68.4 million. The increase was due to additional availability incentives received for improved plant availability. During the six months ended June 30, 2006, the amortization of deferred availability incentives, recorded in revenues, increased by $1.2 million to $5.3 million as compared to the same period in 2005.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended June 30, 2006, increased by $8.5 million to $173.2 million, primarily due to:

- higher storage revenues due to the timing and demand of storage capacity sold and higher prices for natural gas liquids received by ATCO Midstream.

Revenues from the Global Enterprises Business Group for the six months ended June 30, 2006, increased by $6.2 million to $327.3 million, primarily due to:

- higher storage revenues due to higher capacity leased, the timing and demand of storage capacity and higher prices for natural gas liquids received by ATCO Midstream.

This increase was partially offset by:

- lower business activity in ATCO Frontec.

Earnings for the three months ended June 30, 2006, increased by $5.6 million to $14.8 million, primarily due to:

- higher storage earnings due to the timing and demand of storage capacity sold and higher margins for natural gas liquids received by ATCO Midstream.

Earnings for the six months ended June 30, 2006, increased by $8.5 million to $26.7 million, primarily due to:

- higher storage earnings due to higher capacity leased, the timing and demand of storage capacity sold and higher margins for natural gas liquids received by ATCO Midstream.

Industrials

Revenues from the Industrials segment for the three and six months ended June 30, 2006, increased by $13.1 million to $80.2 million, and by $36.4 million to $161.7 million, respectively, primarily due to:

- increased business activity in ATCO Structures' manufacturing operations in Canada and the United States.

Earnings for the three months ended June 30, 2006, increased by $2.9 million to $6.0 million, primarily due to:

- $2.4 million adjustment to reflect recent tax changes for ATCO Structures (refer to Recent Changes in Income Taxes and Rates section); and
- increased business activity in ATCO Structures operations in the United States and increased business activity in space rentals and workforce housing operations in Australia.

Earnings for the six months ended June 30, 2006, increased by $4.5 million to $11.8 million, primarily due to:

- increased business activity in ATCO Structures manufacturing operations in Canada and the United States and increased business activity in space rentals and workforce housing operations in Canada and Australia; and

- $2.4 million adjustment to reflect recent tax changes for ATCO Structures (refer to Recent Changes in Income Taxes and Rates section).

On July 5, 2006, ATCO Structures announced it had received a contract for the first phase of a project to manufacture, supply and install the all-inclusive Albian Village accommodations for trades people and management personnel at Shell Canada Limited's Athabasca Oil Sands Project Upstream Expansion #1 north of Fort McMurray, Alberta. Accommodating 800 people in the first phase, and capable of expansion to 2,500 people, Albian Village features a 115,000 square foot core building containing a gymnasium, running track, workout facility, lounge, lecture hall, dining area, and plus-15 elevated corridors. ATCO Structures' contract includes turnkey services such as delivery and installation, distribution of site services (electrical, water, gas, and sewer), supply of external recreational facilities, parking, lighting and fencing. Manufacturing of the modules required for phase one of Albian Village will begin in ATCO Structures' Calgary facility in the summer of 2006. The units will then be transported to site by truck and installed by ATCO Structures and subcontractors, with completion scheduled for first quarter of 2007.

Corporate and Other

Earnings for the three months ended June 30, 2006, increased by $2.8 million to ($1.0) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since March 31, 2006.

Earnings for the six months ended June 30, 2006, **including** the $11.7 million after tax gain on the Sale of Property, increased by $19.6 million to $10.4 million.

Earnings for the six months ended June 30, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property increased by $7.9 million to ($1.3) million, primarily due to:

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005.

REGULATORY MATTERS

Regulated operations are conducted by wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.:

- ATCO Electric and its subsidiaries Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical;
- the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd.; and
- the generating plants of Alberta Power (2000).

Regulated operations in Alberta (except for the generating plants of Alberta Power (2000)) are subject to a generic cost of capital regime:

- in July 2004, the AEUB issued the generic cost of capital decision which established, among other things:
  - a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity;
    - rate of return adjusted annually by 75% of the change in long term Government of Canada bond yield as forecast; and
    - adjustment mechanism similar to the method the National Energy Board uses in determining its formula based rate of return;
  - the appropriate capital structure for each utility regulated by the AEUB.
- in November 2005, the AEUB announced a generic return on common equity of 8.93% for 2006; and
- in January 2006, the AEUB clarified that the generic return on equity determined on an annual basis in accordance with the generic cost of capital decision should apply to each year of the test period in the companies' applications. If no rate applications are filed for a particular year, then there will be no adjustment to the common equity rate of return for that year.

In June 2005, as part of their rate applications, ATCO Electric and ATCO Gas submitted a filing to the AEUB that addressed certain common matters. ATCO Pipelines is also a party to this filing as the concerns are common to all three utilities:

- this filing included evidence regarding:
  - the appropriate ratemaking approach in the determination of utility revenue requirements;
  - treatment of pension costs, executive compensation and head office rent expense; and
  - the continued use of preferred shares as a form of financing for the three utilities;
- AEUB heard this filing in May 2006; and
- AEUB decision expected in the fourth quarter of 2006.

ATCO Electric

In March 2006, AEUB issued a decision on ATCO Electric's 2005 and 2006 General Tariff Application ("ATCO Electric GTA Decision") which established, among other things:

- the amount of revenue to be collected in 2005 and 2006 from customers for transmission and distribution services;
- interim refundable rates approved by the AEUB in July 2005 (distribution services) and September 2005 (transmission services);
- 2005 earnings negatively impacted by $1.3 million, recorded in first quarter of 2006;
- 2006 earnings will be reduced by an additional $1.6 million, as compared to 2005 earnings, to be recorded throughout 2006; and
- return on common equity confirmed according to AEUB standardized rate of return methodology – 9.5% in 2005 and 8.93% in 2006.

In May 2006, the AEUB issued a decision on ATCO Electric's 2003-2004 Regulated Rate Option Tariff Non-Energy Rates application dated November 2002:

- this decision approved, on an interim refundable basis, the collection in 2006 of a shortfall of $2.7 million for 2003 and $2.2 million for 2004 that was not previously incorporated into customer rates;
- the amounts approved for collection are subject to the outcome of an existing process regarding the pricing of services provided by ATCO I-Tek; and
- the impact of this decision increased 2006 earnings by $1.9 million and was recorded in the second quarter of 2006.

In August 2002, the AEUB issued a decision in which it denied ATCO Electric's application to adjust its 2001 and 2002 transmission and distribution revenue requirements by $4.6 million for changes in the amounts of deferred income taxes recorded.

- In May 2005, the AEUB changed its August 2002 decision and allowed ATCO Electric to increase its revenues and earnings by $4.6 million. The impact of this decision was recorded in the second quarter of 2005.

ATCO Gas

In January 2006, AEUB issued a decision on ATCO Gas' 2005, 2006 and 2007 General Rate Application ("ATCO Gas GRA Decision") which, among other things:

- established the amount of revenue to be collected over the period 2005 to 2007 from customers for natural gas distribution service; and
- approved a return on common equity as determined by the AEUB's standardized rate of return methodology – 9.5% in 2005, 8.93% in 2006 and is yet to be determined for 2007.

The final impact of the decision will not be known until two subsequent regulatory processes are finalized.

In May 2006, the City of Calgary filed a Review and Variance application with the AEUB for the ATCO Gas GRA Decision:

- the application alleges that the AEUB made errors in the ATCO Gas GRA Decision related to the calculation of working capital needed by ATCO Gas to operate its Carbon natural gas storage facility;
- ATCO Gas believes that the City of Calgary's application is without merit; and
- AEUB decision on this application expected in 2006.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition). As a result of this decision:

- $4.1 million of the proceeds were allocated by the AEUB to customers and $1.8 million to ATCO Gas;
- ATCO Gas appealed the decision to the Alberta Court of Appeal which overturned the decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas;
- City of Calgary appealed this decision to the Supreme Court of Canada, which also granted ATCO Gas leave to cross-appeal the decision;
- the Supreme Court of Canada rendered its decision on February 9, 2006, dismissing the City of Calgary's appeal and allowing ATCO Gas' cross-appeal. AEUB was directed to issue a new decision in accordance with the Supreme Court's ruling; and
- ATCO Gas has requested the AEUB to address the Supreme Court of Canada decision. Net proceeds totaling $4.1 million from the sale are being held pending AEUB approval.

ATCO Gas owns a natural gas storage facility located at Carbon, Alberta. ATCO Gas has leased the entire storage capacity of the facility to ATCO Midstream. ATCO Gas has taken the position that the facility is no longer required for utility service and should be removed from regulation. In the process of obtaining AEUB approval, the following events are significant:

- in July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the facility;
- in June 2005, the AEUB issued a decision with respect to this process. In addition to addressing other matters, the decision found that the AEUB has the authority, when necessary in the public interest, to direct a utility to utilize a particular asset in a specific manner, even over the objection of the utility;
- ATCO Gas filed for leave to appeal the decision with the Alberta Court of Appeal;
- in October 2005, the AEUB established processes to review the use of the facility for utility purposes; and
- a hearing to review the use of the facility for revenue generation was held in April 2006 and a hearing to review the use of the facility for load balancing was held in June 2006. ATCO Gas is expecting an AEUB decision in the fourth quarter of 2006.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances (the process whereby third party natural gas supplies are reconciled to amounts actually shipped in the Corporation's pipelines) that have impacted ATCO Gas' deferred gas account:

- in April 2005, the AEUB issued a decision resulting in a 15% decrease in the transportation imbalance adjustments sought by ATCO Gas. The decision resulted in a decrease to 2005 revenues and earnings of $1.8 million and $1.2 million, respectively; and
- City of Calgary filed for leave to appeal the AEUB's decision. ATCO Gas filed a cross appeal of the AEUB's decision. The leave to appeal was heard by the Alberta Court of Appeal on April 18, 2006. On July 7, 2006 the Alberta Court of Appeal issued its decision granting the City of Calgary's leave to appeal on the question of whether the AEUB erred in law or jurisdiction in assuming that it had the authority to allow recovery in 2005, for costs relating to prior years. ATCO Gas' cross appeal was denied. A hearing with the Alberta Court of Appeal has not yet been scheduled.

In October 2005, ATCO Gas filed an application with the AEUB to approve the sale of its Red Deer Operating Centre:

- in December 2005, the AEUB approved the sale and deferred its decision on the distribution of net proceeds of $1.0 million until the Supreme Court of Canada rendered a judgment in the appeal regarding the Calgary Stores Block disposition and allocation of proceeds discussed above;
- the Supreme Court of Canada rendered its decision on the Calgary Stores Block matter on February 9, 2006;
- in February 2006, ATCO Gas submitted a filing to the AEUB to approve the allocation of the net proceeds; and
- on March 16, 2006, the AEUB suspended the process convened to approve allocation of the net proceeds pending resolution of certain issues arising in connection with the Supreme Court's Calgary Stores Block decision. The net proceeds of the sale remain in trust pending AEUB approval.

ATCO Pipelines

The AEUB has announced that it will hold a review of competitive natural gas pipeline issues under AEUB jurisdiction in November and December of 2006. This review is expected to address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd.

Other Matters

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended June 30, 2006, increased by $32.7 million to $157.6 million, primarily due to:

- increased earnings; and
- lower income tax payment related to TXU Europe Settlement (refer to TXU Europe Settlement section).

Cash flow from operations for the six months ended June 30, 2006, increased by $16.1 million to $388.0 million, primarily due to:

- increased earnings; and
- increased availability incentives in Alberta Power (2000), primarily due to availability incentive payments received for improved plant availability.

This increase was partially offset by:

- lower proceeds received from TXU Europe Settlement (refer to TXU Europe Settlement section).

Investing for the three months ended June 30, 2006, increased by $30.9 million to $122.1 million, primarily due to:

- 2005 proceeds on transfer of retail energy supply businesses; and
- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

This increase was partially offset by:

- changes in non-cash working capital; and
- changes in non-current deferred electricity costs.

Capital expenditures for the three months ended June 30, 2006, were substantially unchanged.

Investing for the six months ended June 30, 2006, **including** the proceeds of $15.1 million net of income taxes from the Sale of Property, decreased by $2.3 million to $217.0 million.

Investing for the six months ended June 30, 2006, **excluding** the proceeds of $15.1 million net of income taxes from the Sale of Property, increased by $12.8 million to $232.1 million, primarily due to:

- 2005 proceeds on transfer of retail energy supply businesses;
- increased capital expenditures; and
- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

This increase was partially offset by:

- changes in non-current deferred electricity costs;
- changes in non-cash working capital; and
- increased contributions by utility customers for extensions to plant.

Capital expenditures for the six months ended June 30, 2006, increased by $20.6 million to $264.0 million, primarily due to:

- increased investment in electric distribution and transmission and regulated natural gas transportation projects.

During the three months ended June 30, 2006, the Corporation **redeemed**:

- $3.1 million of long term debt; and
- $13.2 million of non-recourse long term debt.

These changes resulted in a **net debt decrease** of $16.3 million.

During the six months ended June 30, 2006, the Corporation **issued**:

- $38.1 million of long term debt.

During the six months ended June 30, 2006, the Corporation **redeemed**:

- $3.7 million of long term debt; and
- $34.4 million of non-recourse long term debt.

These changes did not result in a change in **net debt**.

Net issue/purchase of Class I shares and Canadian Utilities Limited Class A non-voting shares for the three and six months ended June 30, 2006, increased by $42.8 million, and by $45.3 million, respectively, due to increased share purchases in 2006.

Foreign currency translation for the three and six months ended June 30, 2006, positively impacted the Corporation's cash position by $5.8 million, and by $7.9 million, respectively, primarily as a result of:

- weakening of the Canadian dollar which resulted in an increase in the value of cash balances denominated in U.K. pounds when translated into Canadian dollars.

At June 30, 2006, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

($ Millions)	Total	Used	Available
Long term committed	559.0	63.1	495.9
Short term committed	626.0	38.5	587.5
Uncommitted	124.3	32.8	91.5
Total	1,309.3	134.4	1,174.9

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Contractual obligations disclosed in the 2005 MD&A remain substantially unchanged as at June 30, 2006.

Net current and long term future income tax liabilities of $187.3 million at June 30, 2006, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2005, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2006. Over the life of the bid, 372,500 shares were purchased, of which 184,000 were purchased in 2005 and 188,500 were purchased in 2006. On May 29, 2006, the Corporation commenced a new normal course issuer bid for the purchase of up to 5% of the outstanding Class I shares. The bid will expire on May 28, 2007. From May 27, 2006, to July 24, 2006, 468,000 shares have been purchased.

For the first quarter of 2006, the **quarterly dividend payment** was increased by $0.015 to $0.205 per share. The Corporation has increased its annual common share dividend each year since 1993. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

On April 12, 2006, CU Inc. filed a **base shelf prospectus** which permits CU Inc. to issue up to an aggregate of $850.0 million of debentures over the twenty-five month life of the prospectus.

OUTSTANDING SHARE DATA

At July 21, 2006, the Corporation had outstanding 52,483,946 Class I shares and 6,960,018 Class II shares and 6,000,000 5.75% Cumulative Redeemable Preferred Shares Series 3.

At July 21, 2006, options to purchase 1,592,900 Class I shares were outstanding.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact the protocol may have on its operations as the Government of Canada has not yet provided industry specific details for its 2005 Climate Change Plan. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Weather

Weather fluctuations have a significant impact on throughput in ATCO Gas. Since approximately 50% of ATCO Gas' delivery charge is recovered based on throughput, ATCO Gas' revenues and earnings are sensitive to weather. Weather that is 10% warmer or colder than normal temperatures impacts annual earnings by approximately $5.9 million.

Transfer of the Retail Energy Supply Businesses

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc.

Although ATCO Gas and ATCO Electric transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the

coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations to DEML contemplated under the transaction agreements.

Late Payment Penalties on Utility Bills

As a result of decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Alberta Environment plans to implement mercury emission standards for coal-fired generating plants through a new provincial regulation that came into force in March 2006. Owners of coal-fired generating plants are required to submit proposals on capturing at least 70% of the mercury in the coal burned in their plants by March 2007. The proposals for mercury emission reduction must be implemented by 2010. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover most of the costs associated with complying with the new regulation.

Measurement Inaccuracies in Metering Facilities

Measurement inaccuracies occur from time to time with respect to ATCO Electric's, ATCO Gas' and ATCO Pipelines' metering facilities. Measurement adjustments are settled between the parties based on the requirements of the Electricity and Gas Inspections Act (Canada) and applicable regulations issued pursuant thereto. There is a risk of disallowance of the recovery of a measurement adjustment if controls and timely follow up are found to be inadequate by the AEUB.

A recent AEUB decision applicable to ATCO Gas established a two year adjustment limitation period for inaccuracies in gas supply costs, including measurement inaccuracies in metering facilities. The AEUB stated that it will consider specific applications for adjustments beyond the two year limitation period.

Non-Regulated Operations

ATCO Power and ATCO Resources

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to June 2006.



Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
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Alberta Power Pool Prices and Spark Spreads
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Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
First Quarter 2005
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Alberta Power Pool Price
Spark Spread

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

Since October 2004, the output from ATCO Power's Barking generating plant previously sold to TXU Europe (refer to TXU Europe Settlement section) has been sold into the U.K. power exchange market. In the U.K., electricity

generators, on average, sell over 90% of their output to electricity suppliers in bilateral contracts, use power exchanges for approximately 7% of their output, and sell the remaining 2-3% via the Balancing Mechanism. Approximately 40% of the electricity generated is supplied from natural gas-fired generating plants, and the market has experienced an increase in electricity prices due to the increased world prices for natural gas. The Barking generating plant has a long term, fixed price gas purchase agreement and, as a result, has been able to experience increased margins due to rising market prices for electricity. Changes in the U.K. market electricity prices may have an impact on the Corporation's earnings and cash flow from operations in the future.

ATCO Midstream

Timing, capacity and demand of ATCO Midstream's storage business as well as changes in market conditions may impact the Corporation's earnings and cash flow from storage operations.

ATCO Midstream extracts ethane and other natural gas liquids from natural gas streams at its extraction plants. These products are sold under either long term cost of service arrangements or market based arrangements. Changes in market conditions may impact the Corporation's earnings and cash flow from natural gas liquids extraction operations.

ATCO Frontec

ATCO Frontec's operations include providing support to military agencies in foreign locations which may be subject to political risk.

On December 23, 2005, the Government of Canada filed a claim in the amount of $70 million which alleges that the Corporation is liable for the destruction of property owned by the Governments of Canada and the United States. The Corporation believes that the claim is without merit and, in any event, has sufficient insurance coverage in place to cover any material amounts that might become payable as a result of the claim. Accordingly, the claim is not expected to have any material impact on the financial position of the Corporation.

ATCO Structures and ATCO Noise Management

International sales may expose ATCO Structures and ATCO Noise Management to greater risk than normally associated with domestic transactions. This risk is mitigated by contractual arrangements with credit worthy counterparties and the active management of any foreign exchange risks.

Demand for workforce housing products is directly related to the capital spending cycle and the level of development activity in natural resource industries.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The Corporation's critical accounting estimates are discussed below.

Deferred Availability Incentives

As noted in the Business Risks section, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. As at June 30, 2006, the Corporation had recorded $68.4 million of deferred availability incentives. For the three and six months ended June 30, 2006, the amortization of deferred availability incentives, which was recorded in revenues, amounted to $2.6 million and $5.3 million, respectively.

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast high case, low case and most likely scenarios for the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Compared to the most likely scenario recorded in revenues for the year to date, the high case scenario would have resulted in higher revenues of approximately $2.2 million, whereas the low case scenario would have resulted in lower revenues of approximately $2.0 million.

Employee Future Benefits

The expected long term rate of return on pension plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 5.1% at the beginning of 2006, resulted in an expected long term rate of return of 6.1% for 2006. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

The liability discount rate that is used to calculate the cost of benefit obligations reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate has also declined over the same four year period, from 6.9% at the end of 2001 to 5.1% at the end of 2005; the rate has remained at 5.1% in the three and six months ended June 30, 2006. The result has been an increase in benefit obligations (i.e., an experience loss), which is contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the net cumulative experience losses on plan assets and accrued benefit obligations in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three and six months ended June 30, 2006.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three and six months ended June 30, 2006, are as follows: for drug costs, 8.5% starting in 2006 grading down over 7 years to 4.5%, and for other medical and dental costs, 4.0% for 2006 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

July 24, 2006

a T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623 www.atco.com

For complete document, please see the SEDAR filing books

FILE NO. 82-34745


SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2006
WASH, D.C.
199
SECTION

FOR THE SIX MONTHS ENDED JUNE 30, 2006

TO THE SHARE OWNERS:

ATCO Ltd. reported increased earnings for the three months ended June 30, 2006, of $43.6 million ($0.73 per share) compared to $28.1 million ($0.47 per share) for the same period in 2005. Earnings for the six months ended June 30, 2006, were $106.6 million ($1.78 per share) including the $11.7 million after tax gain on the sale of land located in downtown Calgary ("Gain on Sale of Property") compared to earnings for the same six months in 2005 of $70.7 million ($1.18 per share).

Financial Summary	**For the Three Months Ended June 30**		**For the Six Months Ended June 30**	
	2006	2005	**2006**	2005
	($ Millions except per share data) *(unaudited)*			
Revenues	**655.4**	630.5	**1,388.1**	1,445.1
Earnings	**43.6**	28.1	**106.6**	70.7
Earnings excluding the Gain on Sale of Property	**43.6**	28.1	**94.9**	70.7
Earnings per Class I and II share	**0.73**	0.47	**1.78**	1.18
Earnings per Class I and II share excluding Gain on Sale of Property	**0.73**	0.47	**1.58**	1.18
Cash flow from operations	**157.6**	124.9	**388.0**	371.9

Earnings for the three and six months ended June 30, 2006, increased primarily due to:

- increased business activity in ATCO Structures' operations;
- the impact of recently announced changes to federal and provincial income taxes and rates increased earnings by $9.3 million;
- higher storage earnings due to the timing and demand of storage capacity sold and higher margins for natural gas liquids received in ATCO Midstream; and
- decreased share appreciation rights expense due to lower share prices.

The increased earnings were partially offset by:

- an interest and income tax expense adjustment in Alberta Power (2000). The Canada Revenue Agency ("CRA") has stated it will reassess Alberta Power (2000)'s 2001 taxation year to treat proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. The impact of the reassessment is an $8.0 million increase in interest and income tax expense, a $4.2 million decrease in earnings after non-controlling interests and a $28.8 million payment associated with the tax and interest assessed. It is expected that $20.8 million of this cash payment will be recovered over time by reducing income taxes payable through higher capital cost allowance claims. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $4.2 million in the second quarter of 2006 and has paid $28.8 million to CRA in the third quarter of 2006.

Revenues for the three months ended June 30, 2006, increased primarily due to:

- increased business activity in ATCO Structures' operations; and
- impact of customer rate increases resulting from the ATCO Electric Alberta Energy and Utilities Board ("AEUB") General Tariff Application Decision ("ATCO Electric Decision") and the ATCO Gas General Rate Application Decision ("ATCO Gas Decision") received in the first quarter of 2006. The impact of these decisions on the second quarter revenues are positive as ATCO Electric and ATCO Gas had lower rates for customers during the second quarter of 2005.

This increase was partially offset by:

- lower income taxes recovered from ATCO Electric's customers on a flow-through basis, reflecting lower income tax rates in 2006.

Revenues for the six months ended June 30, 2006, decreased primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations; and
- the impact of customer rate increases resulting from the ATCO Electric Decision and the ATCO Gas Decision.

Cash flow from operations for the three and six months ended June 30, 2006, increased primarily due to increased earnings.

Second Quarter Other Highlights include:

- The ATCO Group of Companies announced it will provide people, products and services as an Official Supplier to the 2007 Canada Winter Games.
- ATCO Frontec was awarded a NATO contract to provide services for an 11-Nation exercise in Africa.
- ATCO Ltd. announced that Canadian Utilities Limited has determined to undertake an examination of strategic alternatives available for its gas gathering and processing and natural gas liquids midstream business, with the objectives of facilitating future growth opportunities and enhancing shareholder value.
- ATCO Structures announced they have received a contract for the first phase of a project to manufacture, supply and install the all-inclusive Albian Village accommodations for trades people and management personnel at Shell's Athabasca Oil Sands Project Upstream Expansion #1 north of Fort McMurray, Alberta.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO can be found on its website, www.atco.com.



N.C. Southern
President & Chief Executive Officer



R.D. Southern
Chairman of the Board

ATCO Ltd.

**MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")**

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited interim consolidated financial statements for the six months ended June 30, 2006, and the audited consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2005 ("2005 MD&A"). Information contained in the 2005 MD&A that is not discussed in this document remains substantially unchanged. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

The equity securities of the Corporation consist of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 40.2% of the Class A non-voting shares and 74.2% of the Class B common shares, for an aggregate ownership of 52.1%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its unaudited consolidated financial statements and its MD&A for the six months ended June 30, 2006. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, potential sale of assets, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials segment market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions (including commercial real estate transactions) are accounted for as Corporate and Other (refer to Note 8 to the unaudited interim consolidated financial statements for the six months ended June 30, 2006). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

STRATEGIC ALTERNATIVES FOR MIDSTREAM ASSETS

The Corporation has determined to undertake an examination of strategic alternatives available for its gas gathering and processing and natural gas liquids midstream business ("Midstream Assets"), with the objectives of facilitating future growth opportunities and enhancing shareholder value. The Board of Directors and management of the Corporation intend to identify, examine and consider the alternatives available to the Corporation for its Midstream Assets, which include, but are not limited to, a reorganization into a business trust or newly created company, a sale to a third party or the continued operation under the current corporate structure. The Corporation has retained accounting, legal, financial and tax advisers to assist it in identifying and assessing alternatives. The Board of Directors of the Corporation has not made a decision on any particular alternative and there can be no assurance that the Board of Directors will determine to pursue any particular transaction.

SALE OF PROPERTY

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta ("Sale of Property"). Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the six months ended June 30, 2006 by $11.7 million.

TXU EUROPE SETTLEMENT

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") for breach of its contract to purchase 27.5% of the power produced by the 1,000 megawatt Barking generating plant, in which the Corporation owns a 25.5% equity interest. In 2005, the Corporation received $83.1 million as its share of the partial settlement of the claim for damages related to TXU

Europe's breach of this contract. An additional payment of $16.6 million was received on January 19, 2006 and a final installment of approximately $1.6 million is expected in the third quarter of 2006. The settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, based on foreign currency exchange rates in effect on March 30, 2005, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004, to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon the foreign currency exchange rates in effect at the time the earnings are recognized. For a description of the settlement, refer to Note 4 to the unaudited interim consolidated financial statements for the six months ended June 30, 2006.

H.R. MILNER INCOME TAX REASSESSMENT

The Canada Revenue Agency ("CRA") has stated it will reassess Alberta Power (2000)'s 2001 taxation year. The CRA will treat the proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. The impact of the reassessment is an $8.0 million increase in interest and income tax expense, a $4.2 million decrease in earnings after non-controlling interests and a $28.8 million payment associated with the tax and interest assessed. It is expected that $20.8 million of this cash payment will be recovered by reducing income taxes payable through higher capital cost allowance claims, of which $3.8 million is expected to be recovered in the current year and $17.0 million will be recovered in future years. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $4.2 million in the second quarter of 2006. The Corporation paid the $28.8 million to CRA in the third quarter of 2006.

RECENT CHANGES IN INCOME TAXES AND RATES

Federal and provincial governments have recently announced a number of changes to income taxes and rates. As these changes are considered to have been substantively enacted, the Corporation has made an adjustment to income taxes amounting to $14.9 million in the second quarter of 2006, most of which relates to future income taxes. The adjustment increased 2006 earnings by $9.3 million after non-controlling interests, of which $1.0 million relates to the Utilities Business Group, $5.0 million to the Power Generation Business Group, $1.2 million to the Global Enterprises Business Group, $2.4 million to the Industrials segment, and $(0.3) million to Corporate and Other.

SELECTED QUARTERLY INFORMATION

	For the Three Months Ended			
($ Millions except per share data)	Mar. 31	Jun. 30	Sep. 30	Dec. 31
		(unaudited)		
2006				
Revenues (1) (4)	732.7	655.4	....	....
Earnings attributable to Class I and Class II shares (2) (3) (4)	63.0	43.6	....	....
Earnings per Class I and Class II share (2) (3) (4)	1.05	0.73	....	....
Diluted earnings per Class I and Class II share (2) (3) (4)	1.04	0.72	....	....
2005				
Revenues (4)	814.6	630.5	626.0	788.5
Earnings attributable to Class I and Class II shares (3) (4)	42.6	28.1	26.1	52.2
Earnings per Class I and Class II share (3) (4)	0.71	0.47	0.44	0.87
Diluted earnings per Class I and Class II share (3) (4)	0.70	0.47	0.43	0.86
2004				
Revenues (4)	....	....	597.1	716.3
Earnings attributable to Class I and Class II shares (3) (4)	....	....	24.7	41.7
Earnings per Class I and Class II share (3) (4)	....	....	0.42	0.70
Diluted earnings per Class I and Class II share (3) (4)	....	....	0.41	0.70

Notes:
(1) *Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board directives.*
(2) *Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the three months ended March 31, 2006 (refer to Sale of Property section).*
(3) *There were no discontinued operations or extraordinary items during these periods.*
(4) *Due to the seasonal nature of the Corporation's operations, revenues and earnings for any quarter are not necessarily indicative of operations on an annual basis.*
(5) *The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** and **earnings** over the eight most recently completed quarters necessary to understand general trends that have developed and the seasonality of the businesses disclosed in the 2005 MD&A remain substantially unchanged, except for the Sale of Property, the H.R. Milner Income Tax Reassessment, and Recent Changes in Income Taxes and Rates.

Consolidated Operations

Revenues, earnings attributable to Class I and Class II shares, and earnings and diluted earnings per share were as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30	
($ Millions, except per share data)	**2006**	2005	**2006**	2005
		(unaudited)		
Revenues (1) (4)	**655.4**	630.5	**1,388.1**	1,445.1
Earnings attributable to Class I and Class II shares (2) (3) (4)	**43.6**	28.1	**106.6**	70.7
Earnings per Class I share and Class II share (2) (3) (4)	**0.73**	0.47	**1.78**	1.18
Diluted earnings per Class I share and Class II share (2) (3) (4)	**0.72**	0.47	**1.76**	1.17

Notes:
(1) *Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with Alberta Energy and Utilities Board directives.*
(2) *Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the six months ended June 30, 2006 (refer to Sale of Property section).*
(3) *There were no discontinued operations or extraordinary items during these periods.*
(4) *Due to the seasonal nature of the Corporation's operations, revenues and earnings for any quarter are not necessarily indicative of operations on an annual basis.*
(5) *The above data has been extracted from the financial statements which have been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.*

Revenues for the three months ended June 30, 2006, increased by $24.9 million to $655.4 million, primarily due to:

- increased business activity in ATCO Structures' operations;
- customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the second quarter of 2006 was positive as ATCO Electric and ATCO Gas had lower customer rates during the second quarter of 2005; and
- higher storage revenues due to the timing and demand of storage capacity sold and higher prices for natural gas liquids received by ATCO Midstream.

This increase was partially offset by:

- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006; and
- Alberta Energy and Utilities Board ("AEUB") decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric in 2005 (refer to Regulatory Matters - ATCO Electric section).

Revenues for the six months ended June 30, 2006, decreased by $57.0 million to $1,388.1 million, primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives;
- lower business activity in ATCO Frontec;
- lower U.K. and Australia exchange rates on conversion of revenues to Canadian dollars; and
- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations;
- customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first six months of 2006 was positive as ATCO Electric and ATCO Gas had lower customer rates during the first six months of 2005; and
- higher storage revenues due to higher capacity leased, the timing and demand of storage capacity and higher prices for natural gas liquids received by ATCO Midstream.

Earnings attributable to Class I and Class II shares for the three months ended June 30, 2006, increased by $15.5 million ($0.26 per share) to $43.6 million ($0.73 per share), primarily due to:

- increased business activity in ATCO Structures' operations;
- $9.3 million adjustment to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section);
- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since March 31, 2006;
- higher storage earnings due to the timing and demand of storage capacity sold and higher margins for natural gas liquids received by ATCO Midstream; and
- higher customer rates for ATCO Gas and ATCO Electric in the second quarter of 2006. While the ATCO Electric GTA Decision (refer to Regulatory Matters - ATCO Electric section) was expected to decrease 2006 earnings, the impact of the ATCO Electric GTA Decision on the second quarter of 2006 was positive as ATCO Electric had lower customer rates during the second quarter of 2005.

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section); and
- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters - ATCO Electric section).

Earnings attributable to Class I and Class II shares for the six months ended June 30, 2006, **including** the $11.7 million after tax gain on the Sale of Property, increased by $35.9 million ($0.60 per share) to $106.6 million ($1.78 per share).

Earnings attributable to Class I and Class II shares for the six months ended June 30, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property, increased by $24.2 million ($0.40 per share) to $94.9 million ($1.58 per share), primarily due to:

- increased business activity in ATCO Structures' operations;
- $9.3 million adjustment to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section);
- higher storage earnings due to higher capacity leased, the timing and demand of storage capacity sold and higher margins for natural gas liquids received by ATCO Midstream; and

- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005.

This increase was partially offset by:
- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section); and
- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters - ATCO Electric section).

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended June 30, 2006, decreased by $12.5 million to $397.2 million, primarily due to:
- lower costs for natural gas liquids extraction in ATCO Midstream.

This decrease was partially offset by:
- increased business activity in ATCO Structures.

Operating expenses for the six months ended June 30, 2006, decreased by $115.9 million to $825.1 million, primarily due to:
- reduced natural gas supply costs in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

This decrease was partially offset by:
- increased business activity in ATCO Structures.

Depreciation and amortization expenses for the three and six months ended June 30, 2006, increased by $17.7 million to $98.5 million and by $24.2 million to $192.6 million, respectively, primarily due to:
- capital additions in 2006 and 2005; and
- one-time amortization charge of certain deferred items approved by the AEUB in the ATCO Gas GRA Decision recorded in the second quarter of 2006.

Interest expense for the three and six months ended June 30, 2006, increased by $7.0 million to $63.9 million, and by $6.0 million to $120.5 million, respectively, primarily due to:
- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

This increase was partially offset by:
- repayment of non-recourse financings in 2006 and 2005.

Interest and other income for the three and six months ended June 30, 2006, increased by $3.4 million to $15.3 million, and by $5.1 million to $25.6 million, respectively, primarily due to:
- higher short term interest rates on larger cash balances.

Income taxes for the three months ended June 30, 2006, decreased by $9.1 million to $22.6 million, primarily due to:
- adjustment to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section).

This decrease was partially offset by:
- higher earnings.

Income taxes for the six months ended June 30, 2006, **including** the $2.6 million in income taxes resulting from the Sale of Property, decreased by $0.9 million to $85.1 million.

Income taxes for the six months ended June 30, 2006, **excluding** the $2.6 million in income taxes resulting from the Sale of Property, decreased by $3.5 million to $82.5 million, primarily due to:
- adjustment to reflect recent tax changes (refer to Recent Changes in Income Taxes and Rates section).

This decrease was partially offset by:
- higher earnings.

The **interests of non-controlling share owners** for the three and six months ended June 30, 2006, increased by $9.7 million to $42.8 million, and by $13.1 million to $93.8 million, respectively, primarily due to:

- higher earnings in Canadian Utilities.

Segmented Information

Segmented revenues for the three and six months ended June 30, 2006, were as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30	
($ Millions)	**2006**	2005	**2006**	2005
	(unaudited)			
Utilities (1)	**246.3**	236.4	**575.0**	668.6
Power Generation (2)	**192.0**	194.7	**392.4**	391.4
Global Enterprises (2)	**173.2**	164.7	**327.3**	321.1
Industrials	**80.2**	67.1	**161.7**	125.3
Corporate and Other	**4.1**	4.2	**8.4**	8.3
Intersegment eliminations	**(40.4)**	(36.6)	**(76.7)**	(69.6)
Total	**655.4**	630.5	**1,388.1**	1,445.1

Notes:

(1) Reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

(2) In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

Segmented earnings attributable to Class I and Class II shares for the three and six months ended June 30, 2006, were as follows:

	For the Three Months Ended June 30		For the Six Months Ended June 30	
($ Millions)	**2006**	2005	**2006**	2005
	(unaudited)			
Utilities	**9.3**	8.1	**30.2**	31.1
Power Generation (1)	**15.7**	11.5	**30.0**	23.4
Global Enterprises (1)	**14.8**	9.2	**26.7**	18.2
Industrials	**6.0**	3.1	**11.8**	7.3
Corporate and Other (2)	**(1.0)**	(3.8)	**10.4**	(9.2)
Intersegment eliminations	**(1.2)**	-	**(2.5)**	(0.1)
Total	**43.6**	28.1	**106.6**	70.7

Notes:

(1) In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

(2) Includes earnings of $11.7 million ($0.20 per share) from the Sale of Property for the six months ended June 30, 2006 (refer to Sale of Property section).

Utilities

Revenues from the Utilities Business Group for the three months ended June 30, 2006, increased by $9.9 million to $246.3 million, primarily due to:

- customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the second quarter of 2006 was positive as ATCO Electric and ATCO Gas had lower customer rates during the second quarter of 2005.

This increase was partially offset by:

- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006;
- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric in 2005 (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

Temperatures in ATCO Gas for the three months ended June 30, 2006, were 25.7% warmer than normal, compared to 12.4% warmer than normal for the corresponding period in 2005.

Revenues for the six months ended June 30, 2006, decreased by $93.6 million to $575.0 million, primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives;
- lower income taxes recovered from ATCO Electric's customers on a flow through basis, reflecting lower income tax rates in 2006;
- warmer temperatures in ATCO Gas; and
- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric in 2005 (refer to Regulatory Matters - ATCO Electric section).

This decrease was partially offset by:

- customer rate increases for ATCO Electric and ATCO Gas (refer to Regulatory Matters - ATCO Electric and ATCO Gas sections). The impact of the ATCO Electric GTA Decision and the ATCO Gas GRA Decision on the first six months of 2006 was positive as ATCO Electric and ATCO Gas had lower customer rates during the first six months of 2005;
- higher franchise fees collected by ATCO Gas on behalf of cities and municipalities; and
- customer growth in ATCO Gas.

Temperatures in ATCO Gas for the six months ended June 30, 2006, were 10.7% warmer than normal, compared to 6.1% warmer than normal for the corresponding period in 2005.

Earnings for the three months ended June 30, 2006, increased by $1.2 million to $9.3 million, primarily due to:

- higher customer rates for ATCO Gas and ATCO Electric in the second quarter of 2006. While the ATCO Electric GTA Decision (refer to Regulatory Matters - ATCO Electric section) was expected to decrease 2006 earnings, the impact of the ATCO Electric GTA Decision on the second quarter of 2006 was positive as ATCO Electric had lower customer rates during the second quarter of 2005.

This increase was partially offset by:

- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

Earnings for the six months ended June 30, 2006, decreased by $0.9 million to $30.2 million, primarily due to:

- AEUB decision adjusting the 2001 and 2002 revenue requirements for changes in deferred income taxes recorded in ATCO Electric (refer to Regulatory Matters - ATCO Electric section); and
- warmer temperatures in ATCO Gas.

This decrease was partially offset by:

- higher customer rates for ATCO Gas and ATCO Electric in the first six months of 2006. While the ATCO Electric GTA Decision (refer to Regulatory Matters - ATCO Electric section) was expected to decrease 2006 earnings, the impact of the ATCO Electric GTA Decision on the first six months of 2006 was positive as ATCO Electric had lower customer rates during the first six months of 2005; and
- customer growth in ATCO Gas.

Power Generation

Revenues from the Power Generation Business Group for the three and six months ended June 30, 2006, were substantially unchanged.

Earnings for the three months ended June 30, 2006, increased by $4.2 million to $15.7 million, primarily due to:

- $5.0 million adjustment to reflect recent tax changes for ATCO Power and ATCO Resources (refer to Recent Changes in Income Taxes and Rates section); and
- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales in the Alberta market.

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

Alberta Power Pool electricity prices for the three months ended June 30, 2006, averaged $53.61 per megawatt hour, compared to average prices of $51.46 per megawatt hour for the corresponding period in 2005. Natural gas prices for the three months ended June 30, 2006, averaged $5.68 per gigajoule, compared to average prices of $6.97 per gigajoule for the corresponding period in 2005. The consequence of these electricity and natural gas prices was an average spark spread of $10.99 per megawatt hour for the three months ended June 30, 2006, compared to ($0.82) per megawatt hour for the corresponding period in 2005.

Spark spread is related to the difference between Alberta Power Pool electricity prices and the marginal cost of producing electricity from natural gas. These spark spreads are based on an approximate industry heat rate of 7.5 gigajoules per megawatt hour.

Changes in spark spread affect the results of approximately 476 megawatts of plant capacity owned in Alberta by ATCO Power, ATCO Resources and Alberta Power (2000) out of a total worldwide owned capacity of approximately 2,695 megawatts.

On May 8, 2006, EPCOR Utilities Inc. announced the sale of its interest in the Power Purchase Arrangement ("PPA") for Alberta Power (2000)'s Battle River generating plant to Enmax Corporation. The sale is not expected to have a material impact on the Corporation's operations or earnings.

Earnings for the six months ended June 30, 2006, increased by $6.6 million to $30.0 million, primarily due to:

- $5.0 million adjustment to reflect recent tax changes for ATCO Power and ATCO Resources (refer to Recent Changes in Income Taxes and Rates section);
- higher earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to higher spark spreads realized on sales in the Alberta market;
- improved merchant performance in ATCO Power's U.K. operations; and
- higher earnings at ATCO Power's and ATCO Resources' Joffre generating plant due to the addition of a boiler in October 2005 which allows the plant to generate electricity only when it is economical to do so while still meeting the plant's requirement to supply steam at all times.

This increase was partially offset by:

- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section); and
- lower PPA tariffs due to declining rate bases at Alberta Power (2000)'s Battle River and Sheerness generating plants and a decline in the return on common equity rate (2006 – 8.75%, 2005 – 9.49%) that is based on long term Government of Canada bond yields plus 4.5%.

Alberta Power Pool electricity prices for the six months ended June 30, 2006, averaged $55.23 per megawatt hour, compared to average prices of $48.73 per megawatt hour for the corresponding period in 2005. Natural gas prices for the six months ended June 30, 2006, averaged $6.41 per gigajoule, compared to average prices of $6.76 per gigajoule for the corresponding period in 2005. The consequence of these electricity and natural gas prices was an average spark spread of $7.17 per megawatt hour for the six months ended June 30, 2006, compared to ($1.94) per megawatt hour for the corresponding period in 2005.

During the three months ended June 30, 2006, Alberta Power (2000)'s **deferred availability incentive** account decreased by $3.7 million to $68.4 million. The decrease was due to lower availability incentives received due mainly to a planned outage at the Sheerness Plant. During the three months ended June 30, 2006, the amortization of deferred availability incentives, recorded in revenues, increased by $0.6 million to $2.6 million as compared to the same period in 2005.

During the six months ended June 30, 2006, Alberta Power (2000)'s **deferred availability incentive** account increased by $8.7 million to $68.4 million. The increase was due to additional availability incentives received for improved plant availability. During the six months ended June 30, 2006, the amortization of deferred availability incentives, recorded in revenues, increased by $1.2 million to $5.3 million as compared to the same period in 2005.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended June 30, 2006, increased by $8.5 million to $173.2 million, primarily due to:

- higher storage revenues due to the timing and demand of storage capacity sold and higher prices for natural gas liquids received by ATCO Midstream.

Revenues from the Global Enterprises Business Group for the six months ended June 30, 2006, increased by $6.2 million to $327.3 million, primarily due to:

- higher storage revenues due to higher capacity leased, the timing and demand of storage capacity and higher prices for natural gas liquids received by ATCO Midstream.

This increase was partially offset by:

- lower business activity in ATCO Frontec.

Earnings for the three months ended June 30, 2006, increased by $5.6 million to $14.8 million, primarily due to:

- higher storage earnings due to the timing and demand of storage capacity sold and higher margins for natural gas liquids received by ATCO Midstream.

Earnings for the six months ended June 30, 2006, increased by $8.5 million to $26.7 million, primarily due to:

- higher storage earnings due to higher capacity leased, the timing and demand of storage capacity sold and higher margins for natural gas liquids received by ATCO Midstream.

Industrials

Revenues from the Industrials segment for the three and six months ended June 30, 2006, increased by $13.1 million to $80.2 million, and by $36.4 million to $161.7 million, respectively, primarily due to:

- increased business activity in ATCO Structures' manufacturing operations in Canada and the United States.

Earnings for the three months ended June 30, 2006, increased by $2.9 million to $6.0 million, primarily due to:

- $2.4 million adjustment to reflect recent tax changes for ATCO Structures (refer to Recent Changes in Income Taxes and Rates section); and
- increased business activity in ATCO Structures operations in the United States and increased business activity in space rentals and workforce housing operations in Australia.

Earnings for the six months ended June 30, 2006, increased by $4.5 million to $11.8 million, primarily due to:

- increased business activity in ATCO Structures manufacturing operations in Canada and the United States and increased business activity in space rentals and workforce housing operations in Canada and Australia; and

- $2.4 million adjustment to reflect recent tax changes for ATCO Structures (refer to Recent Changes in Income Taxes and Rates section).

On July 5, 2006, ATCO Structures announced it had received a contract for the first phase of a project to manufacture, supply and install the all-inclusive Albian Village accommodations for trades people and management personnel at Shell Canada Limited's Athabasca Oil Sands Project Upstream Expansion #1 north of Fort McMurray, Alberta. Accommodating 800 people in the first phase, and capable of expansion to 2,500 people, Albian Village features a 115,000 square foot core building containing a gymnasium, running track, workout facility, lounge, lecture hall, dining area, and plus-15 elevated corridors. ATCO Structures' contract includes turnkey services such as delivery and installation, distribution of site services (electrical, water, gas, and sewer), supply of external recreational facilities, parking, lighting and fencing. Manufacturing of the modules required for phase one of Albian Village will begin in ATCO Structures' Calgary facility in the summer of 2006. The units will then be transported to site by truck and installed by ATCO Structures and subcontractors, with completion scheduled for first quarter of 2007.

Corporate and Other

Earnings for the three months ended June 30, 2006, increased by $2.8 million to ($1.0) million, primarily due to:
- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since March 31, 2006.

Earnings for the six months ended June 30, 2006, **including** the $11.7 million after tax gain on the Sale of Property, increased by $19.6 million to $10.4 million.

Earnings for the six months ended June 30, 2006, **excluding** the $11.7 million after tax gain on the Sale of Property increased by $7.9 million to ($1.3) million, primarily due to:
- decreased share appreciation rights expense due to changes in Canadian Utilities Limited Class A non-voting share and ATCO Ltd. Class I Non-Voting share prices since December 31, 2005.

REGULATORY MATTERS

Regulated operations are conducted by wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.:
- ATCO Electric and its subsidiaries Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical;
- the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd.; and
- the generating plants of Alberta Power (2000).

Regulated operations in Alberta (except for the generating plants of Alberta Power (2000)) are subject to a generic cost of capital regime:
- in July 2004, the AEUB issued the generic cost of capital decision which established, among other things:
    - a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity;
        - rate of return adjusted annually by 75% of the change in long term Government of Canada bond yield as forecast; and
        - adjustment mechanism similar to the method the National Energy Board uses in determining its formula based rate of return;
    - the appropriate capital structure for each utility regulated by the AEUB.
- in November 2005, the AEUB announced a generic return on common equity of 8.93% for 2006; and
- in January 2006, the AEUB clarified that the generic return on equity determined on an annual basis in accordance with the generic cost of capital decision should apply to each year of the test period in the companies' applications. If no rate applications are filed for a particular year, then there will be no adjustment to the common equity rate of return for that year.

In June 2005, as part of their rate applications, ATCO Electric and ATCO Gas submitted a filing to the AEUB that addressed certain common matters. ATCO Pipelines is also a party to this filing as the concerns are common to all three utilities:

- this filing included evidence regarding:
  - the appropriate ratemaking approach in the determination of utility revenue requirements;
  - treatment of pension costs, executive compensation and head office rent expense; and
  - the continued use of preferred shares as a form of financing for the three utilities;
- AEUB heard this filing in May 2006; and
- AEUB decision expected in the fourth quarter of 2006.

ATCO Electric

In March 2006, AEUB issued a decision on ATCO Electric's 2005 and 2006 General Tariff Application ("ATCO Electric GTA Decision") which established, among other things:

- the amount of revenue to be collected in 2005 and 2006 from customers for transmission and distribution services;
- interim refundable rates approved by the AEUB in July 2005 (distribution services) and September 2005 (transmission services);
- 2005 earnings negatively impacted by $1.3 million, recorded in first quarter of 2006;
- 2006 earnings will be reduced by an additional $1.6 million, as compared to 2005 earnings, to be recorded throughout 2006; and
- return on common equity confirmed according to AEUB standardized rate of return methodology – 9.5% in 2005 and 8.93% in 2006.

In May 2006, the AEUB issued a decision on ATCO Electric's 2003-2004 Regulated Rate Option Tariff Non-Energy Rates application dated November 2002:

- this decision approved, on an interim refundable basis, the collection in 2006 of a shortfall of $2.7 million for 2003 and $2.2 million for 2004 that was not previously incorporated into customer rates;
- the amounts approved for collection are subject to the outcome of an existing process regarding the pricing of services provided by ATCO I-Tek; and
- the impact of this decision increased 2006 earnings by $1.9 million and was recorded in the second quarter of 2006.

In August 2002, the AEUB issued a decision in which it denied ATCO Electric's application to adjust its 2001 and 2002 transmission and distribution revenue requirements by $4.6 million for changes in the amounts of deferred income taxes recorded.

- In May 2005, the AEUB changed its August 2002 decision and allowed ATCO Electric to increase its revenues and earnings by $4.6 million. The impact of this decision was recorded in the second quarter of 2005.

ATCO Gas

In January 2006, AEUB issued a decision on ATCO Gas' 2005, 2006 and 2007 General Rate Application ("ATCO Gas GRA Decision") which, among other things:

- established the amount of revenue to be collected over the period 2005 to 2007 from customers for natural gas distribution service; and
- approved a return on common equity as determined by the AEUB's standardized rate of return methodology – 9.5% in 2005, 8.93% in 2006 and is yet to be determined for 2007.

The final impact of the decision will not be known until two subsequent regulatory processes are finalized.

In May 2006, the City of Calgary filed a Review and Variance application with the AEUB for the ATCO Gas GRA Decision:

- the application alleges that the AEUB made errors in the ATCO Gas GRA Decision related to the calculation of working capital needed by ATCO Gas to operate its Carbon natural gas storage facility;
- ATCO Gas believes that the City of Calgary's application is without merit; and
- AEUB decision on this application expected in 2006.

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition). As a result of this decision:

- $4.1 million of the proceeds were allocated by the AEUB to customers and $1.8 million to ATCO Gas;
- ATCO Gas appealed the decision to the Alberta Court of Appeal which overturned the decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas;
- City of Calgary appealed this decision to the Supreme Court of Canada, which also granted ATCO Gas leave to cross-appeal the decision;
- the Supreme Court of Canada rendered its decision on February 9, 2006, dismissing the City of Calgary's appeal and allowing ATCO Gas' cross-appeal. AEUB was directed to issue a new decision in accordance with the Supreme Court's ruling; and
- ATCO Gas has requested the AEUB to address the Supreme Court of Canada decision. Net proceeds totaling $4.1 million from the sale are being held pending AEUB approval.

ATCO Gas owns a natural gas storage facility located at Carbon, Alberta. ATCO Gas has leased the entire storage capacity of the facility to ATCO Midstream. ATCO Gas has taken the position that the facility is no longer required for utility service and should be removed from regulation. In the process of obtaining AEUB approval, the following events are significant:

- in July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the facility;
- in June 2005, the AEUB issued a decision with respect to this process. In addition to addressing other matters, the decision found that the AEUB has the authority, when necessary in the public interest, to direct a utility to utilize a particular asset in a specific manner, even over the objection of the utility;
- ATCO Gas filed for leave to appeal the decision with the Alberta Court of Appeal;
- in October 2005, the AEUB established processes to review the use of the facility for utility purposes; and
- a hearing to review the use of the facility for revenue generation was held in April 2006 and a hearing to review the use of the facility for load balancing was held in June 2006. ATCO Gas is expecting an AEUB decision in the fourth quarter of 2006.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances (the process whereby third party natural gas supplies are reconciled to amounts actually shipped in the Corporation's pipelines) that have impacted ATCO Gas' deferred gas account:

- in April 2005, the AEUB issued a decision resulting in a 15% decrease in the transportation imbalance adjustments sought by ATCO Gas. The decision resulted in a decrease to 2005 revenues and earnings of $1.8 million and $1.2 million, respectively; and
- City of Calgary filed for leave to appeal the AEUB's decision. ATCO Gas filed a cross appeal of the AEUB's decision. The leave to appeal was heard by the Alberta Court of Appeal on April 18, 2006. On July 7, 2006 the Alberta Court of Appeal issued its decision granting the City of Calgary's leave to appeal on the question of whether the AEUB erred in law or jurisdiction in assuming that it had the authority to allow recovery in 2005, for costs relating to prior years. ATCO Gas' cross appeal was denied. A hearing with the Alberta Court of Appeal has not yet been scheduled.

In October 2005, ATCO Gas filed an application with the AEUB to approve the sale of its Red Deer Operating Centre:

- in December 2005, the AEUB approved the sale and deferred its decision on the distribution of net proceeds of $1.0 million until the Supreme Court of Canada rendered a judgment in the appeal regarding the Calgary Stores Block disposition and allocation of proceeds discussed above;
- the Supreme Court of Canada rendered its decision on the Calgary Stores Block matter on February 9, 2006;
- in February 2006, ATCO Gas submitted a filing to the AEUB to approve the allocation of the net proceeds; and
- on March 16, 2006, the AEUB suspended the process convened to approve allocation of the net proceeds pending resolution of certain issues arising in connection with the Supreme Court's Calgary Stores Block decision. The net proceeds of the sale remain in trust pending AEUB approval.

ATCO Pipelines

The AEUB has announced that it will hold a review of competitive natural gas pipeline issues under AEUB jurisdiction in November and December of 2006. This review is expected to address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd.

Other Matters

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended June 30, 2006, increased by $32.7 million to $157.6 million, primarily due to:

- increased earnings; and
- lower income tax payment related to TXU Europe Settlement (refer to TXU Europe Settlement section).

Cash flow from operations for the six months ended June 30, 2006, increased by $16.1 million to $388.0 million, primarily due to:

- increased earnings; and
- increased availability incentives in Alberta Power (2000), primarily due to availability incentive payments received for improved plant availability.

This increase was partially offset by:

- lower proceeds received from TXU Europe Settlement (refer to TXU Europe Settlement section).

Investing for the three months ended June 30, 2006, increased by $30.9 million to $122.1 million, primarily due to:

- 2005 proceeds on transfer of retail energy supply businesses; and
- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

This increase was partially offset by:

- changes in non-cash working capital; and
- changes in non-current deferred electricity costs.

Capital expenditures for the three months ended June 30, 2006, were substantially unchanged.

Investing for the six months ended June 30, 2006, **including** the proceeds of $15.1 million net of income taxes from the Sale of Property, decreased by $2.3 million to $217.0 million.

Investing for the six months ended June 30, 2006, **excluding** the proceeds of $15.1 million net of income taxes from the Sale of Property, increased by $12.8 million to $232.1 million, primarily due to:

- 2005 proceeds on transfer of retail energy supply businesses;
- increased capital expenditures; and
- H.R. Milner Income Tax Reassessment (refer to H.R. Milner Income Tax Reassessment section).

This increase was partially offset by:

- changes in non-current deferred electricity costs;
- changes in non-cash working capital; and
- increased contributions by utility customers for extensions to plant.

Capital expenditures for the six months ended June 30, 2006, increased by $20.6 million to $264.0 million, primarily due to:

- increased investment in electric distribution and transmission and regulated natural gas transportation projects.

During the three months ended June 30, 2006, the Corporation **redeemed**:

- $3.1 million of long term debt; and
- $13.2 million of non-recourse long term debt.

These changes resulted in a **net debt decrease** of $16.3 million.

During the six months ended June 30, 2006, the Corporation **issued**:

- $38.1 million of long term debt.

During the six months ended June 30, 2006, the Corporation **redeemed**:

- $3.7 million of long term debt; and
- $34.4 million of non-recourse long term debt.

These changes did not result in a change in **net debt**.

Net issue/purchase of Class I shares and Canadian Utilities Limited Class A non-voting shares for the three and six months ended June 30, 2006, increased by $42.8 million, and by $45.3 million, respectively, due to increased share purchases in 2006.

Foreign currency translation for the three and six months ended June 30, 2006, positively impacted the Corporation's cash position by $5.8 million, and by $7.9 million, respectively, primarily as a result of:

- weakening of the Canadian dollar which resulted in an increase in the value of cash balances denominated in U.K. pounds when translated into Canadian dollars.

At June 30, 2006, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

($ Millions)	Total	Used	Available
Long term committed	559.0	63.1	495.9
Short term committed	626.0	38.5	587.5
Uncommitted	124.3	32.8	91.5
Total	1,309.3	134.4	1,174.9

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Contractual obligations disclosed in the 2005 MD&A remain substantially unchanged as at June 30, 2006.

Net current and long term future income tax liabilities of $187.3 million at June 30, 2006, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2005, the Corporation commenced a **normal course issuer bid** for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2006. Over the life of the bid, 372,500 shares were purchased, of which 184,000 were purchased in 2005 and 188,500 were purchased in 2006. On May 29, 2006, the Corporation commenced a new normal course issuer bid for the purchase of up to 5% of the outstanding Class I shares. The bid will expire on May 28, 2007. From May 27, 2006, to July 24, 2006, 468,000 shares have been purchased.

For the first quarter of 2006, the **quarterly dividend payment** was increased by $0.015 to $0.205 per share. The Corporation has increased its annual common share dividend each year since 1993. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

On April 12, 2006, CU Inc. filed a **base shelf prospectus** which permits CU Inc. to issue up to an aggregate of $850.0 million of debentures over the twenty-five month life of the prospectus.

OUTSTANDING SHARE DATA

At July 21, 2006, the Corporation had outstanding 52,483,946 Class I shares and 6,960,018 Class II shares and 6,000,000 5.75% Cumulative Redeemable Preferred Shares Series 3.

At July 21, 2006, options to purchase 1,592,900 Class I shares were outstanding.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact the protocol may have on its operations as the Government of Canada has not yet provided industry specific details for its 2005 Climate Change Plan. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Weather

Weather fluctuations have a significant impact on throughput in ATCO Gas. Since approximately 50% of ATCO Gas' delivery charge is recovered based on throughput, ATCO Gas' revenues and earnings are sensitive to weather. Weather that is 10% warmer or colder than normal temperatures impacts annual earnings by approximately $5.9 million.

Transfer of the Retail Energy Supply Businesses

On May 4, 2004, ATCO Gas and ATCO Electric transferred their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc.

Although ATCO Gas and ATCO Electric transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, the legal obligations of ATCO Gas and ATCO Electric remain if DEML fails to perform. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the

coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations to DEML contemplated under the transaction agreements.

Late Payment Penalties on Utility Bills

As a result of decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Alberta Environment plans to implement mercury emission standards for coal-fired generating plants through a new provincial regulation that came into force in March 2006. Owners of coal-fired generating plants are required to submit proposals on capturing at least 70% of the mercury in the coal burned in their plants by March 2007. The proposals for mercury emission reduction must be implemented by 2010. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover most of the costs associated with complying with the new regulation.

Measurement Inaccuracies in Metering Facilities

Measurement inaccuracies occur from time to time with respect to ATCO Electric's, ATCO Gas' and ATCO Pipelines' metering facilities. Measurement adjustments are settled between the parties based on the requirements of the Electricity and Gas Inspections Act (Canada) and applicable regulations issued pursuant thereto. There is a risk of disallowance of the recovery of a measurement adjustment if controls and timely follow up are found to be inadequate by the AEUB.

A recent AEUB decision applicable to ATCO Gas established a two year adjustment limitation period for inaccuracies in gas supply costs, including measurement inaccuracies in metering facilities. The AEUB stated that it will consider specific applications for adjustments beyond the two year limitation period.

Non-Regulated Operations

ATCO Power and ATCO Resources

Alberta Power Pool electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to June 2006.



Alberta Power Pool Prices, Natural Gas Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
($2.50)
Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Mar-05 May-05 Jul-05 Sep-05 Nov-05 Jan-06 Mar-06 May-06 Jun-06
Month
Alberta Power Pool Price
Spark Spread
Natural Gas Prices



Alberta Power Pool Prices and Spark Spreads
Alberta Power Pool Price & Spark Spread ($/Megawatt hour)
$140
$120
$100
$80
$60
$40
$20
$0
($20)
First Quarter 2005
Second Quarter 2005
Third Quarter 2005
Fourth Quarter 2005
First Quarter 2006
Second Quarter 2006
Alberta Power Pool Price
Spark Spread

Changes in Alberta Power Pool electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

Since October 2004, the output from ATCO Power's Barking generating plant previously sold to TXU Europe (refer to TXU Europe Settlement section) has been sold into the U.K. power exchange market. In the U.K., electricity

generators, on average, sell over 90% of their output to electricity suppliers in bilateral contracts, use power exchanges for approximately 7% of their output, and sell the remaining 2-3% via the Balancing Mechanism. Approximately 40% of the electricity generated is supplied from natural gas-fired generating plants, and the market has experienced an increase in electricity prices due to the increased world prices for natural gas. The Barking generating plant has a long term, fixed price gas purchase agreement and, as a result, has been able to experience increased margins due to rising market prices for electricity. Changes in the U.K. market electricity prices may have an impact on the Corporation's earnings and cash flow from operations in the future.

ATCO Midstream

Timing, capacity and demand of ATCO Midstream's storage business as well as changes in market conditions may impact the Corporation's earnings and cash flow from storage operations.

ATCO Midstream extracts ethane and other natural gas liquids from natural gas streams at its extraction plants. These products are sold under either long term cost of service arrangements or market based arrangements. Changes in market conditions may impact the Corporation's earnings and cash flow from natural gas liquids extraction operations.

ATCO Frontec

ATCO Frontec's operations include providing support to military agencies in foreign locations which may be subject to political risk.

On December 23, 2005, the Government of Canada filed a claim in the amount of $70 million which alleges that the Corporation is liable for the destruction of property owned by the Governments of Canada and the United States. The Corporation believes that the claim is without merit and, in any event, has sufficient insurance coverage in place to cover any material amounts that might become payable as a result of the claim. Accordingly, the claim is not expected to have any material impact on the financial position of the Corporation.

ATCO Structures and ATCO Noise Management

International sales may expose ATCO Structures and ATCO Noise Management to greater risk than normally associated with domestic transactions. This risk is mitigated by contractual arrangements with credit worthy counterparties and the active management of any foreign exchange risks.

Demand for workforce housing products is directly related to the capital spending cycle and the level of development activity in natural resource industries.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The Corporation's critical accounting estimates are discussed below.

Deferred Availability Incentives

As noted in the Business Risks section, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. As at June 30, 2006, the Corporation had recorded $68.4 million of deferred availability incentives. For the three and six months ended June 30, 2006, the amortization of deferred availability incentives, which was recorded in revenues, amounted to $2.6 million and $5.3 million, respectively.

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast high case, low case and most likely scenarios for the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Compared to the most likely scenario recorded in revenues for the year to date, the high case scenario would have resulted in higher revenues of approximately $2.2 million, whereas the low case scenario would have resulted in lower revenues of approximately $2.0 million.

Employee Future Benefits

The expected long term rate of return on pension plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 5.1% at the beginning of 2006, resulted in an expected long term rate of return of 6.1% for 2006. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

The liability discount rate that is used to calculate the cost of benefit obligations reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate has also declined over the same four year period, from 6.9% at the end of 2001 to 5.1% at the end of 2005; the rate has remained at 5.1% in the three and six months ended June 30, 2006. The result has been an increase in benefit obligations (i.e., an experience loss), which is contributing to an increase in the cost of pension benefits as losses are amortized to earnings.

In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the net cumulative experience losses on plan assets and accrued benefit obligations in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three and six months ended June 30, 2006.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three and six months ended June 30, 2006, are as follows: for drug costs, 8.5% starting in 2006 grading down over 7 years to 4.5%, and for other medical and dental costs, 4.0% for 2006 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

July 24, 2006

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended June 30		Six Months Ended June 30	
		2006	2005	**2006**	2005
		(Unaudited)		*(Unaudited)*	
Revenues		**$ 655.4**	$ 630.5	**$1,388.1**	$1,445.1
Costs and expenses					
Natural gas supply		**9.9**	5.2	**13.9**	134.4
Purchased power		**10.6**	10.3	**23.6**	22.8
Operation and maintenance		**297.1**	311.2	**593.8**	599.1
Selling and administrative		**51.9**	53.7	**104.2**	102.8
Depreciation and amortization		**98.5**	80.8	**192.6**	168.4
Interest	5	**49.6**	41.3	**91.4**	83.1
Interest on non-recourse long term debt		**14.3**	15.6	**29.1**	31.4
Dividends on preferred shares		**2.1**	2.1	**4.3**	4.3
Franchise fees		**27.7**	29.3	**89.6**	81.9
		561.7	549.5	**1,142.5**	1,228.2
		93.7	81.0	**245.6**	216.9
Gain on sale of property	2	**-**	-	**14.3**	-
Interest and other income		**15.3**	11.9	**25.6**	20.5
Earnings before income taxes and non-controlling interests		**109.0**	92.9	**285.5**	237.4
Income taxes	5	**22.6**	31.7	**85.1**	86.0
		86.4	61.2	**200.4**	151.4
Non-controlling interests		**42.8**	33.1	**93.8**	80.7
Earnings attributable to Class I and Class II shares	2	**43.6**	28.1	**106.6**	70.7
Retained earnings at beginning of period		**1,246.4**	1,132.2	**1,196.6**	1,101.0
		1,290.0	1,160.3	**1,303.2**	1,171.7
Dividends on Class I and Class II shares		**12.3**	11.4	**24.6**	22.8
Purchase of Class I shares		**16.1**	2.5	**17.0**	2.5
Retained earnings at end of period		**$1,261.6**	$1,146.4	**$1,261.6**	$1,146.4
Earnings per Class I and Class II share	7	**$ 0.73**	$ 0.47	**$ 1.78**	$ 1.18
Diluted earnings per Class I and Class II share	7	**$ 0.72**	$ 0.47	**$ 1.76**	$ 1.17
Dividends paid per Class I and Class II share	7	**$ 0.205**	$ 0.19	**$ 0.41**	$ 0.38

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	June 30 2006	June 30 2005	December 31 2005
		(Unaudited)		*(Audited)*
ASSETS				
Current assets				
Cash and short term investments	4	**$ 993.1**	$ 815.0	$ 894.4
Accounts receivable		**316.8**	356.4	432.7
Inventories		**107.0**	94.7	109.8
Income taxes recoverable		**-**	2.2	-
Future income taxes		**0.3**	0.1	-
Regulatory assets		**14.8**	10.1	19.1
Prepaid expenses		**28.1**	21.5	24.7
		1,460.1	1,300.0	1,480.7
Property, plant and equipment		**5,657.1**	5,451.3	5,601.4
Goodwill		**71.2**	71.2	71.2
Regulatory assets		**29.2**	33.3	35.0
Other assets		**245.9**	273.3	273.1
		$7,463.5	$7,129.1	$7,461.4
LIABILITIES AND SHARE OWNERS' EQUITY				
Current liabilities				
Bank indebtedness		**$ 13.1**	$ 28.0	$ 23.3
Accounts payable and accrued liabilities		**356.8**	315.5	422.6
Income taxes payable	5	**57.4**	-	29.6
Future income taxes		**-**	-	4.1
Regulatory liabilities		**4.5**	1.3	6.4
Long term debt due within one year		**1.7**	4.0	0.6
Non-recourse long term debt due within one year		**59.4**	59.1	64.1
		492.9	407.9	550.7
Future income taxes	5	**187.6**	221.5	217.0
Regulatory liabilities		**160.7**	159.8	161.9
Deferred credits	4	**256.9**	226.2	260.3
Long term debt		**2,306.2**	2,124.9	2,273.5
Non-recourse long term debt		**777.5**	858.9	804.3
Preferred shares		**150.0**	150.0	150.0
Non-controlling interests		**1,735.3**	1,688.7	1,712.6
Class I and Class II share owners' equity				
Class I and Class II shares	7	**149.4**	147.6	148.3
Contributed surplus		**1.4**	0.8	1.1
Retained earnings		**1,261.6**	1,146.4	1,196.6
Foreign currency translation adjustment		**(16.0)**	(3.6)	(14.9)
		1,396.4	1,291.2	1,331.1
		$7,463.5	$7,129.1	$7,461.4

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended June 30		Six Months Ended June 30	
		2006	2005	**2006**	2005
		(Unaudited)		*(Unaudited)*	
Operating activities					
Earnings attributable to Class I and Class II shares		**$ 43.6**	$ 28.1	**$ 106.6**	$ 70.7
Adjustments for:					
Depreciation and amortization		**98.5**	80.8	**192.6**	168.4
Future income taxes		**(21.3)**	0.4	**(15.8)**	3.5
Non-controlling interests		**42.8**	33.1	**93.8**	80.7
Gain on sale of property - net of income taxes	2	**-**	-	**(11.7)**	-
Deferred availability incentives		**(3.8)**	(4.9)	**8.6**	1.2
TXU Europe settlement - net of income taxes	4	**(5.3)**	(18.0)	**5.3**	39.1
Other		**3.1**	5.4	**8.6**	8.3
Cash flow from operations		**157.6**	124.9	**388.0**	371.9
Changes in non-cash working capital		**18.6**	(43.2)	**56.9**	83.6
		176.2	81.7	**444.9**	455.5
Investing activities					
Purchase of property, plant and equipment		**(141.8)**	(138.9)	**(264.0)**	(243.4)
Proceeds on transfer of retail energy supply business -net of income taxes		**-**	43.4	**-**	43.4
Proceeds on sale of property - net of income taxes	2	**-**	-	**15.1**	-
Proceeds on disposal of property, plant and equipment		**0.2**	0.4	**2.3**	1.5
Contributions by utility customers for extensions to plant		**15.1**	11.9	**40.8**	21.3
Non-current deferred electricity costs		**10.1**	(2.0)	**15.4**	(8.3)
Changes in non-cash working capital		**13.0**	(2.7)	**(6.9)**	(30.1)
Income tax reassessment	5	**(17.0)**	-	**(17.0)**	-
Other		**(1.7)**	(3.3)	**(2.7)**	(3.7)
		(122.1)	(91.2)	**(217.0)**	(219.3)
Financing activities					
Issue of long term debt		**-**	0.2	**38.1**	44.8
Repayment of long term debt		**(3.1)**	(132.1)	**(3.7)**	(137.4)
Repayment of non-recourse long term debt		**(13.2)**	(9.0)	**(34.4)**	(28.9)
Net issue (purchase) of Class A shares by subsidiary		**(27.6)**	(0.6)	**(27.7)**	0.8
Net issue (purchase) of Class I shares		**(16.3)**	(0.5)	**(16.0)**	0.8
Dividends paid to Class I and Class II share owners		**(12.3)**	(11.4)	**(24.6)**	(22.8)
Dividends paid to non-controlling interests		**(26.4)**	(25.7)	**(52.8)**	(51.5)
Changes in non-cash working capital		**(0.4)**	0.2	**0.4**	1.4
Other		**(0.7)**	(0.4)	**(0.9)**	(0.8)
		(100.0)	(179.3)	**(121.6)**	(193.6)
Foreign currency translation		**1.8**	(4.0)	**2.6**	(5.3)
Cash position [(1)]					
Increase (decrease)		**(44.1)**	(192.8)	**108.9**	37.3
Beginning of period		**1,024.1**	979.8	**871.1**	749.7
End of period		**$ 980.0**	$ 787.0	**$ 980.0**	$ 787.0

[(1)] Cash position consists of cash and short term investments less current bank indebtedness, and includes $168.4 million (2005 - $125.2 million) which is only available for use in joint ventures (see Note 4).

(Unaudited, Tabular amounts in Millions of Canadian Dollars)

1. Financial statement presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the consolidated financial statements and related notes included in the Corporation's Financial Information contained in its 2005 Annual Report. These interim financial statements have been prepared using the same accounting policies as used in the financial statements for the year ended December 31, 2005.

Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, the consolidated statements of earnings and retained earnings for the three and six months ended June 30, 2006 and June 30, 2005 are not necessarily indicative of operations on an annual basis.

Certain comparative figures have been reclassified to conform to the current presentation.

2. Gain on sale of property

On March 15, 2006, the Corporation completed the sale of land in downtown Calgary, Alberta. Net proceeds, after costs of disposition, resulted in a gain of $14.3 million before income taxes of $2.6 million. This sale increased earnings for the six months ended June 30, 2006 by $11.7 million.

3. Regulatory matters

On March 17, 2006, ATCO Electric received a decision on its general tariff application for 2005 and 2006 which was filed with the Alberta Energy and Utilities Board ("AEUB") in May 2005. The decision establishes the amount of revenue ATCO Electric can recover through its rates for electric distribution and transmission service provided to its customers for 2005 and 2006. In July and September 2005, the AEUB had approved interim refundable rates for distribution and transmission operations, respectively; revenues associated with these interim refundable rates were recorded in 2005. The impact of the decision for 2005 reduced earnings by $1.3 million and was recorded in the first quarter of 2006. The impact of the decision for the full year 2006, as compared to the decision for the full year 2005, will further reduce earnings by $1.6 million. The decision also confirmed the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005 and is 8.93% in 2006.

On January 27, 2006, ATCO Gas received a decision on its general rate application which was filed with the AEUB in May 2005 for the 2005, 2006 and 2007 test years. The decision establishes the amount of revenue ATCO Gas can recover through distribution rates for natural gas distribution service to its customers over the period of 2005 to 2007. The final impact of the decision will not be known until two subsequent regulatory processes are finalized. The decision also approved the return on common equity as determined by the AEUB's standardized rate of return methodology. The rate of return on common equity was 9.5% in 2005, is 8.93% in 2006, and is yet to be determined for 2007.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

4. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited ("TXU Europe") which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power had filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim.

4. **TXU Europe settlement** (continued)

On March 30, 2005, the Corporation announced that Barking Power will receive £179.3 million (approximately $410 million) in settlement of its claim, of which the Corporation's share is approximately $104 million. Barking Power received a first distribution of £112.3 million (approximately $257 million) on March 30, 2005, of which the Corporation's share was $65.4 million. Income taxes of approximately $17.7 million relating to this distribution have been paid. A second distribution of £32.2 million (approximately $69.6 million) was received on August 2, 2005, of which the Corporation's share was $17.7 million, and a third distribution of £31.8 million (approximately $65.2 million) was received on January 19, 2006, of which the Corporation's share was $16.6 million. Income taxes of approximately $10.3 million relating to the second and third distributions will be paid as part of the Corporation's normal tax installments. A final distribution is expected in the third quarter of 2006.

Based on the foreign currency exchange rate in effect on March 30, 2005, the Corporation's share of this settlement is expected to generate earnings after income taxes and non-controlling interests of approximately $35 million, which will be recognized over the remaining term of the TXU Europe contract from October 1, 2004 to September 30, 2010, at approximately $5.5 million per year. These earnings will be dependent upon foreign currency exchange rates in effect at the time that the earnings are recognized.

5. **H.R. Milner income tax reassessment**

The Canada Revenue Agency ("CRA") has stated it will reassess Alberta Power (2000)'s 2001 taxation year. The CRA will treat the proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. The impact of the reassessment is an $8.0 million increase in interest and income tax expense, a $4.2 million decrease in earnings after non-controlling interests and a $28.8 million payment associated with the tax and interest assessed. It is expected that $20.8 million of this cash payment will be recovered by reducing income taxes payable through higher capital cost allowance claims, of which $3.8 million is expected to be recovered in the current year and $17.0 million will be recovered in future years. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $4.2 million in the second quarter of 2006. The Corporation paid the $28.8 million to CRA in the third quarter of 2006.

6. **Employee future benefits**

In the three months ended June 30, 2006, net expense of $4.5 million (2005 – $2.3 million) was recognized for pension benefit plans and net expense of $1.3 million (2005 – $1.3 million) was recognized for other post employment benefit plans.

In the six months ended June 30, 2006, net expense of $10.0 million (2005 – $4.8 million) was recognized for pension benefit plans and net expense of $2.6 million (2005 – $2.5 million) was recognized for other post employment benefit plans.

7. **Class I and Class II shares**

In July 2005, the Corporation's board of directors approved a two-for-one share split of the outstanding Class I Non-Voting and Class II Voting shares. The share split took the form of a stock dividend whereby share owners received one additional Class I Non-Voting share for each Class I Non-Voting share held as of the record date and one additional Class II Voting share for each Class II Voting share held as of the record date. The stock dividend was paid on September 15, 2005 to share owners of record at the close of business on August 29, 2005. All share, stock option and per share amounts have been retroactively restated to reflect this share split.

There were 52,639,946 (2005 – 53,016,620) Class I Non-Voting shares and 6,960,018 (2005 – 6,952,344) Class II Voting shares outstanding on June 30, 2006. In addition, there were 1,592,900 options to purchase Class I Non-Voting shares outstanding at June 30, 2006 under the Corporation's stock option plan. From July 1, 2006, to July 21, 2006, no stock options were granted, cancelled or exercised and 156,000 Class I Non-Voting shares have been purchased under the Corporation's normal course issuer bid.

7. Class I and Class II shares (continued)

The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended June 30		Six Months Ended June 30	
	2006	2005	**2006**	2005
Weighted average shares outstanding	**59,940,555**	59,942,224	**59,968,766**	59,910,140
Effect of dilutive stock options	**671,312**	769,886	**691,087**	726,878
Weighted average diluted shares outstanding	**60,611,867**	60,712,110	**60,659,853**	60,637,018

8. Segmented information

Segmented results – Three months ended June 30

2006 2005 *(Unaudited)*	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$240.1**	**$192.0**	**$142.1**	**$80.2**	**$ 1.0**	**$ -**	**$655.4**
	$230.5	$194.7	$137.1	$67.1	$ 1.1	$ -	$630.5
Revenues – intersegment	**6.2**	**-**	**31.1**	**-**	**3.1**	**(40.4)**	**-**
	5.9	-	27.6	-	3.1	(36.6)	-
Revenues	**$246.3**	**$192.0**	**$173.2**	**$80.2**	**$ 4.1**	**$(40.4)**	**$655.4**
	$236.4	$194.7	$164.7	$67.1	$ 4.2	$(36.6)	$630.5
Earnings attributable to Class I and Class II shares	**$ 9.3**	**$ 15.7**	**$ 14.8**	**$ 6.0**	**$(1.0)**	**$ (1.2)**	**$ 43.6**
	$ 8.1	$ 11.5	$ 9.2	$ 3.1	$(3.8)	$ -	$ 28.1

Segmented results – Six months ended June 30

2006 2005 *(Unaudited)*	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$ 562.8**	**$ 392.4**	**$269.2**	**$161.7**	**$ 2.0**	**$ -**	**$1,388.1**
	$ 658.6	$ 391.4	$267.7	$125.3	$ 2.1	$ -	$1,445.1
Revenues – intersegment	**12.2**	**-**	**58.1**	**-**	**6.4**	**(76.7)**	**-**
	10.0	-	53.4	-	6.2	(69.6)	-
Revenues	**$ 575.0**	**$ 392.4**	**$327.3**	**$161.7**	**$ 8.4**	**$ (76.7)**	**$1,388.1**
	$ 668.6	$ 391.4	$321.1	$125.3	$ 8.3	$ (69.6)	$1,445.1
Earnings attributable to Class I and Class II shares	**$ 30.2**	**$ 30.0**	**$ 26.7**	**$ 11.8**	**$ 10.4**	**$ (2.5)**	**$ 106.6**
	$ 31.1	$ 23.4	$ 18.2	$ 7.3	$ (9.2)	$ (0.1)	$ 70.7
Total assets	**$3,566.5**	**$2,419.7**	**$287.9**	**$260.5**	**$805.8**	**$123.1**	**$7,463.5**
	$3,329.4	$2,464.3	$280.5	$234.6	$630.7	$189.6	$7,129.1
Allocation of goodwill	**$ 46.5**	**$ 23.1**	**$ 1.6**	**$ -**	**$ -**	**$ -**	**$ 71.2**
	$ 46.5	$ 23.1	$ 1.6	$ -	$ -	$ -	$ 71.2

In 2006, ASHCOR Technologies was transferred from the Global Enterprises Business Group to the Power Generation Business Group. 2005 segmented figures have been reclassified to conform to the current basis of segmentation.

RECEIVED
AUG 0 8 2006
SEC MAIL PROCESSING SECTION
WASH, D.C. 199

ATCO GROUP

FILE NO. 82-34745

News Release

ATCO LTD.
Corporate Head Office: 1400, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7623

July 25, 2006

ATCO REPORTS INCREASED SECOND QUARTER 2006 EARNINGS

CALGARY, Alberta – **ATCO Ltd. reported increased earnings for the three months ended June 30, 2006,** of $43.6 million ($0.73 per share) compared to $28.1 million ($0.47 per share) for the same period in 2005. Earnings for the six months ended June 30, 2006, were $106.6 million ($1.78 per share) including the $11.7 million after tax gain on the sale of land located in downtown Calgary ("Gain on Sale of Property") compared to earnings for the same six months in 2005 of $70.7 million ($1.18 per share).

Financial Summary	**For the Three Months Ended June 30**		**For the Six Months Ended June 30**	
	2006	2005	**2006**	2005
	($ Millions except per share data) (unaudited)			
Revenues	**655.4**	630.5	**1,388.1**	1,445.1
Earnings	**43.6**	28.1	**106.6**	70.7
Earnings excluding the Gain on Sale of Property	**43.6**	28.1	**94.9**	70.7
Earnings per Class I and II share	**0.73**	0.47	**1.78**	1.18
Earnings per Class I and II share excluding Gain on Sale of Property	**0.73**	0.47	**1.58**	1.18
Cash flow from operations	**157.6**	124.9	**388.0**	371.9

Earnings for the three and six months ended June 30, 2006, increased primarily due to:

- increased business activity in ATCO Structures' operations;
- the impact of recently announced changes to federal and provincial income taxes and rates increased earnings by $9.3 million;
- higher storage earnings due to the timing and demand of storage capacity sold and higher margins for natural gas liquids received in ATCO Midstream; and
- decreased share appreciation rights expense due to lower share prices.

The increased earnings were partially offset by:

- an interest and income tax expense adjustment in Alberta Power (2000). The Canada Revenue Agency ("CRA") has stated it will reassess Alberta Power (2000)'s 2001 taxation year to treat proceeds received from the sale of the H.R. Milner generating plant to the Alberta Balancing Pool as income rather than as a sale of an asset. The Corporation has made submissions to the CRA opposing the CRA's position. The impact of the reassessment is an $8.0 million increase in interest and income tax expense, a $4.2 million decrease in earnings after non-controlling interests and a $28.8 million payment associated with the tax and interest assessed. It is expected that $20.8 million of this cash payment will be recovered over time by reducing income taxes payable through higher capital cost allowance claims. Due to the uncertainty as to whether the reassessment will ultimately be resolved in the Corporation's favour, the Corporation reduced earnings by $4.2 million in the second quarter of 2006 and has paid $28.8 million to CRA in the third quarter of 2006.

Revenues for the three months ended June 30, 2006, increased primarily due to:

- increased business activity in ATCO Structures' operations; and
- impact of customer rate increases resulting from the ATCO Electric Alberta Energy and Utilities Board ("AEUB") General Tariff Application Decision ("ATCO Electric Decision") and the ATCO Gas General Rate Application Decision ("ATCO Gas Decision") received in the first quarter of 2006. The impact of these decisions on the second quarter revenues are positive as ATCO Electric and ATCO Gas had lower rates for customers during the second quarter of 2005.

This increase was partially offset by:

- lower income taxes recovered from ATCO Electric's customers on a flow-through basis, reflecting lower income tax rates in 2006.

Revenues for the six months ended June 30, 2006, decreased primarily due to:

- reduced recoveries of natural gas costs in revenues in 2006 as ATCO Gas ceased selling natural gas from its natural gas storage facilities on March 31, 2005, in accordance with AEUB directives.

This decrease was partially offset by:

- increased business activity in ATCO Structures' operations; and
- the impact of customer rate increases resulting from the ATCO Electric Decision and the ATCO Gas Decision.

Cash flow from operations for the three and six months ended June 30, 2006, increased primarily due to increased earnings.

Second Quarter Other Highlights include:

- The ATCO Group of Companies announced it will provide people, products and services as an Official Supplier to the 2007 Canada Winter Games.
- ATCO Frontec was awarded a NATO contract to provide services for an 11-Nation exercise in Africa.
- ATCO Ltd. announced that Canadian Utilities Limited has determined to undertake an examination of strategic alternatives available for its gas gathering and processing and natural gas liquids midstream business, with the objectives of facilitating future growth opportunities and enhancing shareholder value.
- ATCO Structures announced they have received a contract for the first phase of a project to manufacture, supply and install the all-inclusive Albian Village accommodations for trades people and management personnel at Shell's Athabasca Oil Sands Project Upstream Expansion #1 north of Fort McMurray, Alberta.

ATCO Ltd.'s consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2006, are now available on ATCO Ltd.'s website (www.atco.com) or via SEDAR (www.sedar.com) or can be requested from the company.

The consolidated financial statements and management's discussion and analysis of financial condition and results of operations will be mailed to those share owners who have requested such information on or about July 31, 2006.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO can be found on its website, www.atco.com.

For further information, please contact:
K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
ATCO Ltd.
(403) 292-7502